U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Enigma MPC, Inc.

(Exact name of registrant as specified in charter)

Delaware	61-1781492
(State or other jurisdiction of incorporation or registration)	(I.R.S. Employer Identification No.)

186 Museum Way, San Francisco	94114
(Address of principal executive offices)	(Zip Code)

585-233-1118
(Registrant’s telephone number, including area code)

with copies to:

Oded Har-Even, Esq.

David Huberman, Esq.

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

(212) 660-3000

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

ENG Tokens
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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EXPLANATORY NOTE

Enigma MPC, Inc. is filing this General Form for Registration of Securities on Form 10, or the Registration Statement, to register its Enigma Tokens, or ENG Tokens, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Unless otherwise mentioned or unless the context requires otherwise, when used in this Registration Statement, the terms “Enigma,” “Company,” “we,” “us,” and “our” refer to Enigma MPC, Inc. and its subsidiaries.

We have filed this Registration Statement with the U.S. Securities and Exchange Commission, or the SEC, under the Exchange Act, in connection with the settlement that we entered into with the SEC, or the Settlement, relating to the issuance, through our wholly-owned subsidiary, Enigma ENG International Ltd., of ENG Tokens in our initial coin offering that took place in two phases: a pre-sale phase, or the Pre-Sale, in which ENG Tokens were sold pursuant to Simple Agreements for Future Tokens, each a SAFT, and a crowd-sale phase, taking place on September 11, 2017, and to provide current information to holders of ENG Tokens who are potential claimants against the Company pursuant to Section 12(a) of the Securities Act of 1933, as amended, or the Securities Act. We are not offering or selling ENG Tokens or any other digital asset, including SCRT coins (as such term is defined in this Registration Statement) pursuant to this Registration Statement.

Once this Registration Statement has become effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. For implications of our status as smaller reporting company and as an emerging growth company, please see the section titled “Business – Emerging Growth Company” of this Registration Statement.

ii

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial known and unknown risks, uncertainties and other factors. Undue reliance should not be placed on such statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our current and prospective portfolio investments, our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

●	the development and timeline for development of the Secret Network;

●	the development and timeline for development of other solutions on which we are working or for which we are providing support;

●	the utility of Secret Coins, or SCRT coins;

●	our ability to pay all valid claims made pursuant to the claims process;

●	the participation of independent third parties in the development of the Secret Network;

●	our ability to generate revenues, if any, and become profitable, if ever;

●	our role in the development and governance of the Secret Network;

●	the impact of COVID-19 on us, the Secret Network and SCRT coins;

●	adoption of blockchain technology by certain industries;

●	the utility of the Secret Network; and

●	our financing needs.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Registration Statement in greater detail under the section entitled “Item 1A. Risk Factors” and elsewhere in this Registration Statement. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

iii

ITEM 1.	BUSINESS

General

We are a technology company focused on changing and improving the way that data is shared, aggregated and monetized through the use of privacy preserving computation technology. Our mission is to improve the adoption and usability of decentralized technologies, for the benefit of all.

Initial Coin Offering and SEC Order

From June to September 11, 2017, we conducted an initial coin offering, or ICO, of ENG Tokens, pursuant to which we sold approximately 75 million ENG Tokens in exchange for Bitcoin or Ether in two phases: a pre-sale phase, or the Pre-Sale, in which ENG Tokens were sold pursuant to Simple Agreements for Future Tokens, each a SAFT, and a crowd-sale phase, taking place on September 11, 2017. In the first phase, $48 million ENG Tokens were sold pursuant to SAFTs for aggregate proceeds of approximately $25 million. These ENG Tokens were sold at an approximate 10% discount relative to the ENG Tokens sold in the second phase. In the second phase, on September 11, 2017, we conducted a one-day crowd sale and sold 27 million ENG Tokens at a price of $0.60 per token, for aggregate proceeds of approximately $17 million. The total proceeds received from the ICO were approximately $42 million. We did not register the ICO pursuant to the federal securities law, nor did it satisfy any valid exemption from registration.

As a result of our failure to register the ICO or satisfy any valid exemption from registration, the Division of Enforcement at the U.S. Securities and Exchange Commission, or the SEC, initiated cease-and-desist proceedings against us under Section 8A of the Securities Act of 1933, as amended, or the Securities Act. We submitted an offer of settlement, or the Settlement, that the SEC accepted into an order, or the Order, on or about February 19, 2020. The Order recognized that we violated Section 5(a) of the Securities Act and requires that we undertake, among other things, the following:

1)	Issue a press release within 14 days of the Order.

2)	File this Registration Statement within 120 days of the Order.

3)	Distribute a notice and a claim form (referred to herein as the claims form) and post the same to our website no later than 60 calendar days after the date of the filing of this Registration Statement, or on the date seven days after the Registration Statement becomes effective, whichever date is sooner, informing all persons and entities that purchased ENG Tokens from us of their potential claims under Section 12(a) of the Securities Act, including the right to sue “to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if [the purchaser] no longer owns the security” and further informing purchasers that they may submit the written claim form to us within the earlier of (i) three months from the date that the SEC Division of Corporation Finance notifies us that its review of this Registration Statement has been concluded or (ii) six months from the effective date of this Registration Statement, or the Claim Form Deadline (see “– The Claims Process” below for additional information).

4)	Maintain the Registration and make timely reports under the Securitas Exchange Act of 1934, as amended, or the Exchange Act, at least until the later of (1) the Claims Form Deadline; (2) such time as we have filed all reports required for the fiscal year within which the Registration Statement became effective; and (3) such time as we are eligible to terminate our registration pursuant to Rule 12g-4 under the Exchange Act.

5)	Pay the amounts due under Section 12(a) of the Securities Act to each purchaser using the claim form within three months of the Claim Form Deadline.

6)	Beginning 30 days after the Claim Form Deadline, submit to the SEC a monthly report of the claims received and the claims paid.

7)	Submit a final report of the handling of all claims within seven months of the effective date of this Registration Statement.

8)	Pay a civil monetary penalty in the amount of $500,000.00 to the SEC.

The Claims Process

Question: What is the claims process?

Answer: The claims process consists of informing all persons and entities that purchased ENG Tokens before and including September 11, 2017 of their potential claims under Section 12(a) of the Securities Act, including the right to sue “to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if [the purchaser] no longer owns the security” and informing purchasers that they may submit a written claim on the claims form directly to Enigma MPC, Inc. at an address indicated on the claims form of a purchaser’s assertion of rights under Section 12(a) of the Securities Act, and that such claims must be submitted by the Claim Form Deadline, which, as used in this Registration Statement, is the earlier of (i) three months from the date that the SEC Division of Corporation Finance notifies us that its review of this Registration Statement has been concluded or (ii) six months from the effective date of this Registration Statement.

Question: Why are you engaging in the claims process?

Answer: We are engaging in the claims process pursuant to the offer of Settlement that the SEC has determined to accept on February 19, 2020.

Question: Who is entitled to make a claim?

Answer: All persons and entities that purchased ENG Tokens before and including September 11, 2017 are entitled to make a claim pursuant to the claims process. A valid claim, among other things, would require the claimant to return the ENG Tokens obtained directly from the Company, or, substantiate that these were sold on an exchange at a loss, including their value at the time of sale.

Question: What will I receive if I make a claim?

Answer: If you are approved for a claim, you are entitled to recover the consideration paid for ENG tokens with interest, less the amount of any income received.

Question: How is the price at which I purchased tokens determined?

Answer: The price is determined according to the terms set at the time the tokens were sold to you and the exchange rate between BTC/USD and ETH/USD at the time of purchase. For public sale participants, the price of each ENG Token was $0.60. For Pre-Sale participants, the purchase price ranged between $0.45-$0.60.

Question: How was the interest determined?

Answer: We expect to calculate interest by using the yield of the 1-year Treasury, which for November 6, 2020 was 0.12%.

Question: When does the claims process terminate?

Answer: The Claim Form Deadline shall be the earlier of (i) three months from the date that the Division of Corporation Finance notifies us that it has completed its review of this Registration Statement or (ii) six months from the effective date of this Registration Statement.

Question: What do I need to do if I want to participate in the claims process?

Answer: You need to fill out the claims form and send it to the Company via postal mail to:

24A Trolley Square #2266

Wilmington, DE 19816

Question: What do I need to do if I do not want to participate in the claims process?

Answer: If you decide that you do not want to participate in the claims process, you do not need to do anything. Please see the next question below for more details.

Question: What happens to my tokens if I do not participate in the claims process?

Answer: You are free to continue to hold your ENG Tokens even after the claims process closes, since these are permanently recorded on the Ethereum ledger. However, you should know that ENG Tokens have no current utility and we do not intend to develop any utility for the ENG Tokens in the future. See “Risk Factors - The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect us or on the trading price of ENG Tokens” and “– ENG Tokens” below for additional information on the lack of utility associated with ENG Tokens.

In addition, the community has voted and built in a mechanism that allows ENG Token holders to swap their ENG tokens with SCRT coins. The ENG Tokens in this “swap” are burned and no longer exist after the SCRT coins are transferred to the owner of the participating ENG Token holder. We are not involved in this process. See “Risk Factors – Risks Related to Owning ENG Tokens - Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins to be granted to holders of ENG Tokens in exchange for burning such tokens, or the Community Swap. Burning tokens is a technical manner by which the token is destroyed and ceases to exist and does not return to our ‘treasury.’”

Question: May I participate in the claims process solely with respect to a portion of my tokens?

Answer: Assuming that you submit a valid claim, such claim may be solely for a portion of your ENG Tokens.

Question: Can I change my mind after I have sent in my claim form?

Answer: At any time after sending in the claims form and before qualified claimants claim being satisfied by Enigma, claimant is entitled to change claimant’s mind by contacting the Company.

Question: When, how and in what form will payment be made?

Answer: Claim recipients will be paid in U.S. Dollars. Payments will be made within three months from the Claim Form Deadline to a U.S. bank account designated by you in the claims form.

Question: Who can help answer my questions and what is their contact information?

Answer: The Company can help answer any questions and can be reached via postal mail at:

24A Trolley Square #2266

Wilmington, DE 19816

For more information on the claims process, see “Legal Proceedings – Settlement” on page 27 for additional information.

Company Overview

We are a technology company focused on changing and improving the way that data is shared, aggregated and monetized through the use of privacy preserving computation technology. Our mission is to improve the adoption and usability of decentralized technologies, for the benefit of all. During the years 2017-2018, we developed Catalyst and the Enigma Data Marketplace, or collectively, the Enigma Network. Concurrently, and throughout 2019, we also developed the Enigma Protocol. All of these products were meant to support ENG Tokens. Since the beginning of 2020, we have been supporting the development of Secret Network. In February 2020, together with an initial group of 20 other independent parties, consisting of cryptocurrency and privacy enthusiasts and entities, including funds, companies that offer professional staking service providers (validators), exchanges and companies building products in the cryptocurrency ecosystem, or, the Secret Network Community, the Secret Network was launched and its Genesis Block was signed by the entire Secret Network Community. The Secret Network was developed and launched and shares a mission with the previously developed Enigma Protocol, a prior initiative undertaken by us to enable “secret” contracts on blockchain technology.

We no longer support the Enigma Protocol nor the Enigma Network, including Catalyst and the Enigma Data Marketplace. All of these products are available as open source code repositories.

We, together with the Secret Network Community, are currently working on and funding upgrades, through our work with Gamma Research and Development Ltd., or Gamma, for the Secret Network (see “Item 7. Certain Relationships and Related Transactions, and Director Independence” for additional information on Gamma). Gamma is involved in the business of developing blockchain and cyber-security infrastructure (at the moment, Gamma renders its services solely to Enigma, but expects to expand its business scope and expand into other projects that can make use of its unique expertise). Gamma is owned by Guy Zyskind, our Chief Executive Officer, Chief Technology Officer and President and is the beneficial owner of 93.88% of our outstanding common shares. As a result of his substantial ownership stake, both Gamma and we are under the common control of Mr. Zyskind.

During September 2020, the Secret Network was updated to enable decentralized applications to perform computations on encrypted data, bringing privacy to blockchain applications, which are called smart contracts, as described below. Over time, we expect the number of participants in the Secret Network Community to grow.

We believe that blockchain technology is slow at computing code and smart contracts, which challenges widespread adoption of blockchain technology. In addition to being slow, which limits scalability for decentralized applications, blockchains lack privacy by their inherent design, which also limits the kind of applications that can be built in fields that are seeking to utilize blockchain technology. We believe that the solutions Enigma funds the development of, together with the development efforts put forth by the Secret Network Community, for the Secret Network will bring privacy and scalability features that will increase adoption of blockchain technology by improving current user experience and enabling new applications and industries to build blockchain based products.

In addition to our work in the field of blockchain technology, we are seeing interest for our privacy preserving computation technology from enterprises to securely share and collaborate on sensitive data.

Glossary

A “block” is a discrete group of records written to a blockchain that can effectively be identified and referenced by the use of “headers” that contain a digital fingerprint of the records each block contains.

A “blockchain” is a database created and shared by the members of a peer-to-peer computer network which each member of that network can independently trust due to the rules governing the database’s creation. A blockchain can therefore be used to replace centralized databases.

A “delegator” is any individual or entity who holds the cryptocurrency token of the network, (in the case of the Secret Network, this token is referred to as “SCRT”) and indicates that they wish their SCRT to be included in the stake of a particular validator, for governance and consensus purposes.

A “digital asset” (also referred to as a “cryptographic asset”) is any set of unique digital information—including, for example, programs, decentralized programs, isolated chunks of programming code, collections of data, e-mail or web addresses or cryptocurrency tokens—that is capable of being stored and uniquely tracked on a computer network such as the Secret Network and over which a user can maintain control through that network.

The “gas” refers to the fee, or pricing value, required to successfully conduct a transaction or execute a contract on the Secret Network.

The “genesis block” is the first block of the Secret Network, which was created in February 2020 and created the initial supply of 50 million SCRT coins.

A “node” is a computer that connects to the Secret Network protocol layer and that uses a peer-to-peer protocol to communicate with other nodes on the network and share information on transactions and blocks. Information is distributed among such nodes and they are what blockchain network consists of.

“On-chain” means that the data is stored on the Secret Network’s blockchain itself.

A “proposer” is a validator that has been chosen to propose the next block of transactions in the blockchain based on a proof-of-stake algorithm.

A “proof-of-stake algorithm” is a type of sybil-resistant algorithm by which a cryptocurrency blockchain network aims to achieve distributed consensus.

A “smart contract” is a computer program or application written and deployed to a blockchain, such as the Secret Network, by developers. This computer program defines a set of functions users and other contracts can interact with from the outside. Among other things, these functions can involve the manipulation of digital assets issued on the blockchain.

A “validator” is a node that can also propose and confirm blocks, each block including a set of transactions and contract executions. Validators must have adequate infrastructure to prevent downtime. The Secret Network validators are responsible for proposing new blocks to the blockchain, and confirming blocks proposed by other validators.

ENG Tokens

We sold digital tokens, or the ENG Tokens, in an ICO through our wholly owned subsidiary in the Cayman Islands, Enigma ENG International. From June to September 11, 2017, the Company sold approximately 75 million ENG Tokens in exchange for Bitcoin or Ether, valued at approximately $42 million. The sale was conducted in two phases – a presale phase, in which ENG Tokens were sold pursuant to SAFTs and a crowd-sale phase, taking place on September 11, 2017. The ENG Tokens were delivered to the purchasers in October 2017. ENG Tokens do not have any current utility and we do not anticipate any future utility for them.

Using proceeds from the ICO, our plan was to build the infrastructure of a decentralized, secure, open data marketplace in the cryptocurrency space so that anyone can gain access to useful data from the cryptocurrency markets. The first product that we planned to build to interface on top of this infrastructure was the Catalyst application. The Catalyst application connects traders and investors with relevant data in order to give such traders an edge in the cryptocurrency markets. According to this plan, we developed Catalyst, an open-source project, which as of the date hereof has over 1,800 Stars (a metric indicating the software’s popularity among developers) and which was forked 550 times based on GitHub. The Company also developed the Enigma Data Marketplace. Within that context, our goals were for ENG Tokens to serve as a way to incentivize and monetize data curation on the Enigma Network, both of which were live as of February 28, 2019.

Since early 2018, Enigma has also been focusing on the development of the Enigma Protocol, which became the company’s main development, and was intended to be a second-layer decentralized network for privacy-preserving computations, built alongside Ethereum. In this protocol, ENG tokens were meant to be used by their holders to participate in the protocol by paying transaction fees (without which, no transaction can be executed on the blockchain), to stake and run nodes to secure the network, to receive network incentives and fees and to reward nodes for successful contributions to the network.

In the beginning of 2020, we determined that once ENG Tokens were required to become registered securities pursuant to the settlement with the SEC, it would no longer be viable as a utility token in a decentralized network, such as the Enigma Network. Consequently, we decided to stop developing the Enigma Protocol or support the Enigma Network and any applications thereon, including the data marketplace and Catalyst. However, because we were still committed to developing applications on a decentralized blockchain, we decided to join and help develop the Secret Network Community as described below under “– Secret Network Community”. We believe that without our support of the Enigma Protocol or the Enigma Network, the ENG Tokens now have value only through participation in the claims process established as part of the SEC settlement or as a means to participate in the Secret Network through the Community Swap, which is discussed below under “Risk Factors – Risks Related to Owning ENG Tokens - Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins to be granted to holders of ENG Tokens in exchange for burning such tokens, or the Community Swap. Burning tokens is a technical manner by which the token is destroyed and ceases to exist and does not return to our ‘treasury’”

See “Item 10. Recent Sales of Unregistered Securities” and “Item 11. Description of Registrant’s Securities to be Registered” for additional information on the sale of ENG Tokens and for a description of ENG Tokens, respectively.

Secret Network Community

In February 2020, the Secret Network Community jointly agreed to create the genesis block of the Secret Network’s blockchain. Together, these parties ran the first version of the Secret Network software, instantiating the Secret Network’s blockchain. This means that each party agreed on certain parameters regarding the initial distribution of SCRT at the launch of the Secret Network, and which modules, such as governance and staking, would be included at the outset of the network. These decisions, and future decisions, are coordinated on Secret Network Community-run and Enigma-run communication channels, such as an chatroom hosted by community members, and various public github repositories. After the initial launch of the Secret Network, anyone who holds SCRT is free to participate in network governance. Any member is free to participate or stop participating in the Secret Network Community at any time, which is an informal coordination among aligned individuals and entities. Anyone can participate in Secret Network Community discussions, whether they hold SCRT or not. The goal of the Secret Network Community is to coordinate governance, decision making, educate and welcome new Secret Network Community members, and work towards positive development of the Secret Network.

The Secret Network Community refers to any user actively participating in discussions around the network’s functionality and governance, and in particular – any holder of SCRT that chooses to actively delegate their coins to other validators, or run a validator that is providing computational resources to the Secret Network. By delegating SCRT coins to others, these parties can enable other individuals or entities to participate as validators in the Secret Network, thereby further decentralizing the Secret Network. Any validator can cease participating in such capacity on the Secret Network at will and is under no obligation to us or to the Secret Network Community, rather they are participants in an economically incentivized, decentralized network. Any proposals to modify the Secret Network, which may be submitted by any holder of SCRT (subject to having a sufficient number of SCRT), are submitted on-chain, where they can be viewed by anyone, and voted on by any SCRT holder. SCRT holders do not need to be validators to vote, rather any SCRT holder may vote on and create proposals.

Secret Network

The Secret Network is a decentralized, stand-alone, “proof-of-stake” blockchain, which is currently live and released on mainnet (the main network, whereby actual transactions take place on a distributed ledger). Since the beginning of 2020, we have been supporting the development of Secret Network.

Blocks on the Secret Network are created and validated by an open, decentralized network of validators, who are part of the larger Secret Network Community, who are also responsible for voting on any proposed modifications to the network. The more SCRT a holder is willing to stake, the great the likelihood that the holder will be selected by the Secret Network as a validator (that is, the probability of a validator being selected to validate a new block that is being proposed to be added to the Secret Network is proportional to the amount of SCRT coins staked by the validator). Validators receive gas fees in the form of additional SCRT from transactions included in the block, and network rewards, minted as new coins by the network itself, also paid in SCRT for ensuring the accuracy and correctness of transactions in the Secret Network. Gas fees (and transactions fees in general) are paid by the users who issue these transactions, whereas block rewards constitute new coins that are minted by the network itself as a whole. This is equivalent to how Ethereum pays out fees and block rewards. Validators can have some portion of their staked SCRT forfeited if they lose connectivity or stop validating future blocks. This forfeiture risk provides an incentive for good network reliability in that it serves as a mechanism to increase the likelihood of continued participation by validators. Any holder of SCRT, if selected, can become a validator and secure the Secret Network by running software developed by us. Regardless, any holder of SCRT not directly participating as a validator can delegate their SCRT and pool them together with a validator (or multiple validators) of their choice. Generally speaking, a larger amount of staked tokens, whether through validators or indirectly by delegators, increases network security.

The validators in the Secret Network are equipped with specialized hardware called Trusted Execution Environments, or TEEs, (available on computers using an Intel Corporation chip) that enable them to perform computation over data that the node operator, or any code outside of the TEE, cannot access. As with the Ethereum and Bitcoin networks, nodes are an inherent and crucial part of the blockchain’s success – without nodes, the blockchain will not run.

In addition to creating an incentive structure for validators to secure the Secret Network, SCRT also enables holders to participate in governance decisions regarding future development, use of community funds of the Secret Network (see “Governance of the Secret Network” below for additional information regarding the governance process) and enables holders to interact with secret smart contracts on the Secret Network. The community funds are not controlled by any entity, but rather by the Secret Network as a whole. In order to make use of these funds, a proposal needs to be proposed to the network, and a majority of SCRT holders need to vote and approve it. Proceeds from the community fund are then available to fund the development of the proposed feature.

We are funding development of upgrades for the Secret Network, as well as applications that are intended to run on the Secret Network. We expect such funding would generate revenue for us, either through participating in the network and staking our own SCRT coins, which would earn us further SCRT coins in fees and network rewards, or by monetizing applications we build on top of the Secret Network. Alongside us, the Secret Network Community, through informal collaboration coordinated via public communication channels and open source development principles, is also adding improvements, ecosystem tools and applications for the Secret Network. Recently, Enigma funded work that resulted in a proposed network upgrade that enabled the development of secret smart contracts. The network upgrade, implemented following a voting process by SCRT holders, enables decentralized applications, or DApps, to perform computations on data encrypted from the hosts, bringing privacy to blockchain applications, which are called smart contracts. Secret contracts have auditable code, which means any network participant can audit the implied functionality of a secret contract. Secret contracts also ensure data is kept private from all observers, including node operators. These capabilities provide enhanced privacy to DApps that run on the Secret Network, while ensuring accuracy and correctness of the DApp code (i.e., the Secret Contract) being executed.

For example, a “voting” secret contract would enable users to encrypt their votes and submit them to the secret smart contract. When all votes are received, the secret contract would tally the encrypted votes and return the result to the Secret Network. However, no individual vote would ever be revealed. Private votes are important because they protect voting and governance systems from serious threats, including bribery, retaliation, and other types of undesired voter influence. This is a particularly critical feature in blockchains, where data is traditionally visible on-chain, and voting is one of the primary means by which governance decisions about blockchain networks are made. Other use-cases where privacy is critical include multiplayer gaming, content access control, and transactional privacy, as further detailed below.

We also intend to propose to the Secret Network Community that the Secret Network be modified so that it can interoperate with other blockchains by creating bridges to other blockchains. Such bridges would allow data to be transferred and transactions to be processed between the Secret Network and other blockchains. It could also enable DApps built on other blockchains, such as Ethereum, to interoperate with DApps built on the Secret Network. Leveraging these bridges, the Secret Network Community and independent developers of the Secret Network are seeking to make the Secret Network one of the pillars of the decentralized internet.

As discussed above, all such future developments to the Secret Network protocol layer will require majority approval of SCRT coin holders participating in the voting. See “Governance of the Secret Network” below for additional information.

Secret Contracts in Action

The first version of the Secret Network, which went live in February 2020, supported staking, governance and the transfer of SCRT between accounts. The second version, proposed and approved by the network, became effective in September 2020, and enabled secret contract functionality and development, on top of any capabilities that were available in the prior version. As of September 15, 2020, there are 46 active validators and there have been 17 governance proposals that were voted by the network. The following sections describe how secret contracts currently work in the Secret Network.

Write. As shown in Figure 1 below, a developer writes a secret contract and deploys it to the Secret Network. Developers will build blockchain applications using secret contracts that are written in Rust (a programming language) and compiled to WebAssembly virtual-machine code, or WASM.

Figure 1

Submission. As shown in Figure 2 below, users are able to encrypt data locally (i.e., on one’s own computer or device), and then send that data to a secret contract on the Secret Network, along with payment of a SCRT gas fee to the validator nodes who perform the computation specified by the secret contract. Secret contract functionality was added to the mainnet on September 15, 2020. As such, the vast majority of transactions in the network currently do not utilize this ability and constitute non-encrypted computations such as transfer of value, staking related operations (e.g., delegating, undelegating, withdraw rewards), or proposing and voting on governance proposals. Such computations are necessary for any application to function, be it a financial application such as a lending platform, a user-centric application such as a decentralized social network platform, or any other application developers can come up with that utilize the privacy benefits and distributed nature of the Secret Network. The data cannot be read by anyone other than the party that uploaded the data, including the node doing the computation. Here “smart” contracts become “secret” contracts. Users interact with secret contracts using one of the “Secret Network Clients”, such as SecretJS, a JavaScript library that facilitates encryption and decryption protocols between the user and nodes in the Secret Network. Any of the Secret Network Clients are responsible for encrypting user inputs locally and sending them to the Secret Network.

Figure 2

Secret contracts enable DApps to easily and safely utilize sensitive or private information for industries such as finance, credit, gaming, machine learning, healthcare, and others that depend on the use of sensitive data. For example, secret contracts can enable decentralized transparent credit scoring. Today the exact process through which our credit score is calculated is unknown. With secret contracts, where code (for example, the credit scoring algorithm) is auditable, consumers would be able to clearly see how different factors affect their credit score. Secret contracts can also allow users to encrypt and share sensitive financial information within the Secret Network to get their credit score, without disclosing sensitive personal information even to a credit bureau. As a result, we believe that secret contracts have the potential to improve credit scoring, an industry plagued by security breaches and lack of transparency.

Computation and Verification. As shown in Figure 3 below, when a secret contract transaction is broadcasted, via a proposing validator and originating from a user to the Secret Network, each node interprets it as a request to perform some functionality. That functionality is provided as part of the transaction’s payload, which also includes any encrypted input data supplied by the user. Each node in the network then executes the requested functionality over the encrypted input data, inside of their TEE. Validators then achieve consensus on the result, and the validator who originally proposed the block containing this transaction is paid a “gas fee” in SCRT for doing so. Then, the transaction (or, as highlighted in Figure 3 below, the “output”) is recorded in encrypted form on the Secret Network.

Figure 3

Figure 4 below highlights how the different aspects of smart contracts come together on the Secret Network.

Figure 4

Governance of the Secret Network

As the Secret Network is a decentralized blockchain, no entity has sole authority over its structure or development. Rather, any upgrades to the Secret Network must be made through a process of decentralized governance where SCRT holders vote on proposals to modify the network. SCRT holders need to bond their SCRT holdings, which means to lock-up SCRT for 3 weeks, in order to participate in governance and network security. SCRT that is not bonded cannot be used in the governance or Proof-of-Stake based consensus process. Governance is the process by which users in the Secret Network reach consensus on software upgrades, parameters of the mainnet, such as the rate of inflation, if any, on the underlying digital asset, or in the case of the Secret Network, SCRT. The process of governance is done through voting on proposals, which are submitted by SCRT holders on the mainnet. Anyone who holds SCRT can submit a proposal to be voted on. Proposals are public, and anyone who is validating or delegating to a validator can cast their vote on a proposal. Governance can also discuss subjective matters, such as topics that have no formal bearing over the Secret Network, but are related to concerns that are of interest to the broader Secret Network Community, like which social channel should the community use to interact online.

In order to create a governance proposal, the proposer must submit an initial deposit of SCRT along with a title and description for the proposal on the matter to be voted upon by SCRT coin holders. The deposit can be submitted by one or more SCRT holders. The SCRT that is submitted in order to put a proposal up for a vote is deposited to the governance module data store. Currently, in order to enter the voting period, a proposal must accumulate, within a week of it being put up for a vote, deposits in the amount of at least 1000 SCRT, or the MinDeposit value. This value is decided upon by the Secret Network, and currently is 1000 SCRT. If the Secret Network decides to raise or lower this number, it would be decided via a proposal and vote. After a proposal’s deposit reaches the MinDeposit value, the voting period opens. Voting is done by bonded SCRT holders on a 1 bonded SCRT 1 vote basis. They can cast votes of “no,” “no with veto,” or “yes”. If a supermajority vote “no with veto”, the deposit is burned rather than returned. Delegators (any SCRT holder may delegate their SCRT to a validator, and thus earn a portion of the Validator’s rewards) inherit the vote of their Validator if they don’t vote. Votes are tallied at the end of the voting period where each address can vote multiple times to update its vote and its weight. Only the last vote counts as valid. For example, a voter could vote with 100 SCRT, and decide later to up that vote to 1,000 SCRT and change their vote from ‘Yes’ to ‘No’. In this case, the 1,000 SCRT vote will be counted towards the ‘No’ option. Each vote requires gas payment in SCRT.

Secret Network Applications

We are also funding development of DApps for the Secret Network. In addition to the DApps that we are funding, anyone can write and deploy DApps to the Secret Network.

One of the applications we are currently funding the development of is one that enables secret ballots, especially in the context of supporting decentralized governance in blockchain networks. Decentralized governance is a key feature of blockchain ecosystems which are composed of various stakeholders that need to agree on the future of a decentralized ecosystem. Currently decentralized governance suffers from a phenomenon called bribery attacks. Since smart contracts are programmable functions, an attacker can create a programmable bribery attack by which each participant who votes in favor of the attacker gets paid. Since all data (votes) are publicly visible on blockchains, there is presently no effective way of getting around this attack. Using secret contracts, we believe that the Secret Network could ensure a participant’s votes are kept private, thereby minimizing the potential for such attacks.

In addition, we are currently supporting the development of a standard for privacy-preserving and auditable tokens (known hereafter as Secret Tokens). Secret Tokens provide developers a simple template for creating privacy-preserving tokens that can be launched on the Secret Network. Because all blockchain transactions are public (even where the parties to the transactions remain private), it is difficult to meet basic consumer expectations for privacy in payments. For example, a contractor who is paid in cryptocurrency has no way to conceal subsequent transactions from whoever paid the contractor. With Secret Tokens, users can lock in collateral in a form of a non-private token, and then receive in return a new Secret-enabled token which provides them with the appropriate level of privacy. Secret Tokens can also assist in remaining compliant, since they allow token holders to produce viewing-only keys, allowing authorized parties (such as an auditor or a government agency) to probe a user’s transaction history, while ensuring privacy is maintained from any unauthorized party.

Finally, we and the entire Secret Network community, are exploring use cases for the Secret Network in gaming that require “secret state”, such as card games like poker, or turn-based games like Battleship. Enabling these simple use-cases can set the foundation for more complex game applications in the future. Games often require temporarily private information, such as a hand of cards that is known to only one player, or a shuffled deck which is not visible to any actors (players or node operators). Secret contracts make game state privacy possible and provably fair. In this respect, players can be assured that the gameplay is not influenced by players who try to cheat by directly observing the blockchain to view cards or play data belonging to other players, or by nodes with privileged access to data, a type of manipulation known as “front running” in other blockchains such as Ethereum.

Additional Enterprise Products

In addition to our work for the Secret Network, we are actively building and funding the development of additional products outside of the Secret Network itself, or that leverage a variant of the Secret Network infrastructure that is private and not part of the decentralized network. One such example is SafeTrace, an application programming interface, or API, for contact tracing and disease spread analysis. Target customers for SafeTrace are application developers who wish to bring privacy to their users, healthcare institutions who perform crisis response, as well as epidemiologists and research institutions who work on environmental contamination. We have already built a functional minimum viable product, or MVP, for the SafeTrace API. This MVP allows users to share their location and infection status in a privacy-preserving manner and receive individual reports showing whether they have been in close spatiotemporal proximity with a diagnosed patient. This product is in early stages of development, and we have begun the process of identifying potential partners and integrations. In connection with the development of this API, we joined the TCN Coalition, a global coalition for privacy-first digital contact tracing protocols.

Potential Application of the Secret Network

The Secret Network is an extremely versatile and flexible platform, which we believe can be used to solve some of the most pressing challenges in the digital era. In addition to some applications of the technology described above, we believe that the Secret Network can serve as a solution for other applications and industries. Among other potential future applications and uses for the Secret Network, are the following:

●	Access control / Digital content management in the blockchain ecosystem. DApps offer content creators an opportunity to directly monetize their work, enabling users to purchase media such as articles, songs, videos, or other material directly from the content creator and bypass intermediaries. However, because data on blockchains is public by default, the information needed to access purchased content cannot be shared directly with the buyer of the content on the blockchain. To overcome this problem, DApps need to introduce an off-chain channel, which adds additional complexities as the buyer cannot prove that access to purchased data was shared by the seller after a payment was made. Secret contracts have the ability to share encrypted information with selected users (encrypted outputs) in order to overcome this problem. These secret contracts can enable creators to share content with a select list of users, as well as update that list depending on payment or nonpayment. All this information can be stored on-chain and would remove complexities around sharing access to purchased data. This type of access control and digital content management could provide significant value to the decentralized application ecosystem for content creators and owners.

●	Decentralized encrypted group messaging. While encrypted peer-to-peer (p2p) messaging is a solved problem, encrypted decentralized group messaging is more challenging, especially if you still want to retain the ability to collect aggregate statistics in a privacy-preserving manner. Secret Network may be able to enable encrypted group messaging to be implemented on a blockchain, given its unique features.

●	Decentralized sealed bid auctions. Sealed bid auctions are not possible given the public nature of data on blockchains. Using secret contracts which have encrypted state, the Secret Network could enable decentralized sealed bid auctions.

●	Decentralized exchanges with execution logic. Decentralized exchanges (DEXs) are one of the most popular applications in the blockchain ecosystem. Currently DEXs typically operate with an off-chain order book. Both buyers and sellers submit orders to the off-chain order book and if there are matching orders, an interested party can take commitments from the off-chain order book and trigger an on-chain swap. This means that there is no order matching logic that allows order types that exist in traditional markets such as limit orders, stop limit orders etc. The Secret Network’s secret contracts could potentially be used to maintain the order book and also integrate execution logic to the DEX ecosystem. Furthermore, the privacy-preserving nature of the Secret Network could assist in solving the front-running problem of existing DEXs – one of the largest problems plaguing these solutions today.

Our Strategy

Our goal is to continue working with the Secret Network community to advance the continued development of upgrades, features, and developer resources for the Secret Network, product research and development for DApps that can be deployed on the Secret Network, as well as business development and research for enterprise products.

In the near-term, and following the integration of secret contracts, we and the Secret Network Community plan to support the development of additional decentralized applications built on top of the network, as well as research related to future network upgrades and improvements.

Competitive Position

Blockchain technology is characterized by rapidly advancing technologies and intense competition. Although we operate in a competitive space and also compete with companies outside of the blockchain space that seek to enhance privacy of user data, we believe that we, along with the Validator Community, hold certain competitive advantages that will help make the Secret Network a leading blockchain platform and privacy solution.

Certain competitive advantages of the Secret Network versus other solutions include our belief that there is no other public blockchain that is currently purpose-built for data privacy, and we believe that the Secret Network community and SCRT holders will continue to help the Secret Network be a leading privacy-centered blockchain solution. The Secret Network utilizes Intel-SGX trusted execution environment (TEE) technology for privacy, which provides greater speed and other advantages over software-only privacy solutions such as zero-knowledge proofs or commit-reveal mechanisms, two other approaches to achieve privacy in decentralized apps. Zero-knowledge proofs are difficult to design, slow, and costly in gas. Commit-reveal mechanisms provide only temporary privacy, and require two user interactions, resulting in poor user experience.

Moreover, we believe that SafeTrace, the privacy-preserving contact tracing API we built, has advantages over other solutions. Specifically, SafeTrace can enable location-aware contact tracing, as opposed to Bluetooth only solutions. This makes it more useful for crisis responders who need to ID geographic hotspots.

Going Concern

As discussed in Note 1B to the consolidated financial statements included elsewhere in this amendment to Form 10-12G, we have an “ENG Token Liability” of $24.9 million. This liability raises substantial doubt about our ability to continue as a going concern. See “Item 2. Financial Information” for additional information.

Government Regulation

U.S. Considerations

Regulation of blockchain technologies, cryptocurrencies (or virtual currencies) and digital assets by U.S. federal and state governments, foreign governments and self-regulatory organizations remains in relatively early stages. As cryptocurrencies and digital assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. regulatory bodies such as the SEC, the Commodity Futures Trading Commission, or CFTC, Financial Crimes Enforcement Network, or FinCEN, and the Federal Bureau of Investigation, have begun to examine the nature of cryptocurrency and digital assets and the markets on which they are traded. The SEC believes that many cryptocurrencies and digital assets are “investment contracts”, a type of security under U.S. federal securities laws. The U.S. Supreme Court, in SEC v. W.J. Howey Co., determined that an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. Whether a particular digital asset at the time of its offer or sale satisfies the Howey test depends on the specific facts and circumstances. In considering the facts and circumstances surrounding the offer and sale of ENG, the SEC determined that ENG was an investment contract and, thus, a security for purposes of U.S federal securities laws. However, the regulatory landscape may differ from country to country and we do not know if any other foreign jurisdiction will follow in such a determination regarding the status of ENG.

In addition, the CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. Although the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing, the CFTC does have anti-fraud and market manipulation regulatory oversight responsibilities for all spot commodities markets including virtual currencies.

Currently, New York is the only state that requires a license to operate a virtual currency business, but it is possible that other states may require licenses in the future. If additional states begin to regulate virtual currency businesses as New York has, or impose other regulatory restrictions, and take the position that we or other network participants are operating regulated virtual currency businesses, it could have a material adverse effect on our ability to operate in those states, or for holders of the tokens to engage in any activities related to the tokens in those states, which could affect the value of the ENG Tokens.

We may also be subject to a variety of other U.S. laws and regulations that involve matters central to our business. We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. The risk of our Company being found in violation of applicable U.S. laws and regulations is complicated by the fact that many potentially applicable laws and regulations are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts.

Any action brought against us by a U.S. regulator or in a private action based on U.S. law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Foreign Considerations

We may also be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the European Union’s General Data Protection Regulation, blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which we exist, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect ENG Tokens.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the adoption and value of the tokens and our operations (see also “Risk Factors—Risks Related to Government Regulation”).

Employees

As of November 6, 2020, we had two employees, both of which are employed on a full-time basis. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Corporate Information

We were incorporated under the laws of the state of Delaware in August 2015 under the name Newton Security Labs, Inc. On June 15, 2016, we changed our name to Enigma MPC, Inc. Our registered address is 186 Museum Way, San Francisco, CA 94114, USA. Our website address is https://enigma.co/. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference.

The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Implications of Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act and not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

ITEM 1A.	RISK FACTORS

Risks Related to our Business and Operations

The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect us or on the trading price of ENG Tokens.

The prices of blockchain assets such as Bitcoin, Ether and other cryptographic tokens and coins have historically been subject to dramatic fluctuations and are highly volatile. As relatively new products and technologies, blockchain assets have only recently become accepted as a means of payment for goods and services, and such acceptance and use remains limited and far from mainstream. Conversely, a significant portion of demand for blockchain assets is generated by speculators and investors seeking to profit from the short- or long-term holding of blockchain assets.

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. As a result, trading platforms or blockchain assets may seek to inflate demand for a specific blockchain asset, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

The market price of these blockchain assets, as well as other blockchain assets that may be developed in the future, may continue to be highly volatile, which could have an adverse effect on the trading price of ENG Tokens, if a trading market should exist at such time. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

Several additional factors may influence the market price of blockchain assets, including, but not limited to:

●	global blockchain asset supply;

●	global blockchain asset demand;

●	changes in the software, software requirements or hardware requirements underlying the blockchain networks;

●	changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

●	the cost of trading and transacting in blockchain assets, and whether such costs may become fixed or standardized;

●	expectations with respect to the rate of inflation;

●	currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

●	fiat currency withdrawal and deposit policies of blockchain asset trading platforms and liquidity on such platforms;

●	interruptions in service or other failures of major blockchain asset trading platforms;

●	investment and trading activities of cryptographic assets of large enterprises as well as their utilization of such assets;

●	monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	regulatory measures, if any, that affect the use of blockchain assets;

●	the maintenance and development of the open-source software utilized in blockchain networks;

●	global or regional political, economic or financial events and situations; or

●	expectations among blockchain network participants that the value of such blockchain assets will soon change.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect the trading price of ENG Tokens, if a market should exist at that time.

In addition to potential adverse effect on the trading price of ENG Tokens, should a market then exist, that may be caused by the aforementioned factors, the value of ENG Tokens is materially adversely affected by the fact that we, nor, to the best of our knowledge, any other party is pursuing any business activities that utilize or could potentially add value to the ENG Tokens.

Security attacks against us could result in a loss of our blockchain assets, including ENG Tokens, theft of personal information of our users and partners or damage to our reputation and our brand, each of which could adversely affect the trading price of ENG Tokens, if a market should then exist, and our financial position. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. Since 2011, we believe that at least $1.7 billion has been publicly reported stolen from cryptocurrency exchanges and investors. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, we may become a more appealing target for security threats such as hackers and malware.

Our security measures may prove insufficient depending upon the attack or threat posed. We may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to our private keys, and our or user data or blockchain assets. The theft of blockchain assets could have a material adverse effect on our financial position.

Any such breach or unauthorized access result in business interruptions from the disruption of our information technology systems, or negative publicity resulting in reputational damage with our shareholders and other stakeholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. Furthermore, as a direct result such adverse effects, any such breach or unauthorized access could also result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in our supported networks that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In addition, any of these aforementioned activities could cause the trading price of ENG Tokens to decrease, if a trading market for ENG Tokens should then exist. In the event of a security breach, we may also be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect our business and financial positions.

Data collection in Europe and some U.S. states are governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR increased our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the EU.

In addition, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. In the event that we are subject to or affected by privacy and data protection laws, including the CCPA, the EU’s General Data Protection Regulation, or GDPR, and other domestic or international privacy and data protection laws, we may expend significant resources to comply with such laws, and any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 of SOX within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and counsel and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of SOX. In addition, we may be required to incur costs in improving its internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Our independent registered public accounting firm’s report states that there is a substantial doubt that we will be able to continue as a going concern.

As of February 29, 2020, the Company had an “ENG Token Liability” of $24.9 million. This liability, as discussed in Note 1B to the consolidated financial statements included elsewhere in this Registration Statement raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

We may need to obtain additional funding in the 12 month-period commencing from the balance sheet date of our consolidated financial statements in order to continue to fund our operations, and we cannot provide any assurance that we will be successful in doing so. Our independent registered public accounting firm, Halperin, CPA, Financial Consulting & Management, has included an explanatory paragraph in their report that accompanies our audited consolidated financial statements as of and for the year ended February 29, 2020, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern.

Our Chief Executive Officer, Chief Technology Officer and President is also our sole director and owns over 93% of our issued and outstanding share capital, and, in addition, is the sole owner of our affiliate, Gamma. As a result of Mr. Zyskind’s control over both us and Gamma, a potential conflict of interest could arise between us and Gamma.

Mr. Zyskind is our sole director and controls over 93% of our issued and outstanding share capital while also holding sole control of our affiliate, Gamma. As a result of his control over both entities, the interests of Mr. Zyskind (and Gamma) may not be, at all times, the same as that of our Company, and he will have the ability to exert control over the affairs of the Company. Mr. Zyskind will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our articles of incorporation.

We cannot guarantee that our relationship with Gamma does not create conflicts of interest.

The relationship of Mr. Zyskind to both us and Gamma, our affiliate, has created an environment for the existence of actual conflicts of interest between both him and Gamma and us. While Mr. Zyskind has a fiduciary duty to the Company, he also determines, among other things, the amount of compensation that he receives from us. The terms of Mr. Zyskind’s service with us and the agreements that we have entered into with Gamma may suggest that they have not been determined pursuant to arm’s-length negotiation. See “Item 7. Certain Relationships and Related Transactions, and Director Independence” for additional information.

General global market and economic conditions may have an adverse impact on our operating performance, results of operations and/or cash flow and cause the trading price of ENG Tokens to decrease, should a trading market then exist.

We may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time, contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on our business, operations and financial condition. Additionally, in a down-cycle economic environment, we may experience the negative effects of a slowdown in usage of our supported networks and, as a result thereof, we or any other independent third-party working on our supported networks, including members of the Consortium, may delay or cancel the development and/or launch of anticipated future developments. For example, in December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of May 2020, has spread to over 200 countries, including the United States and Israel. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. The economic effect of the pandemic and the restrictions imposed and actions enacted as a result thereof is still being assessed; however, during this time, and potentially for a period of time once the pandemic is over, companies have elected to cancel certain expenses not deemed to be mandatory. This could cause adoption of the Secret Network, and blockchain technology in general, to slow down as companies cut more “exploratory” expenses.

There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on our business, financial condition and results of operations, and hence, our business outlook. Any such circumstances would then correspondingly negatively impact the functionality, liquidity, and trading price of ENG Tokens.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of blockchain technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. Insufficient testing of infrastructure-level or application-level smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may result in a material adverse effect on our business.

The creation and operation of blockchain technology in new industries will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns could cause the partial or complete inability to use or loss of blockchain assets.

Moreover, advances in cryptography and/or technical advances, could present risks to our supported networks by undermining or vitiating the cryptographic consensus mechanism that underpins the blockchain protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols, resulting in a significant loss of value or the termination of the ENG Tokens.

We could be subject to additional civil penalties or face criminal penalties and sanctions if we violate the terms of settlement with the SEC.

In connection with our ICO, we entered into the Settlement with the SEC. While we have already paid the penalties imposed by the order into which we entered pursuant to the Settlement, the order contains ongoing and continuing requirements that we refrain from violating the Securities Act. Any future violation of applicable securities laws by us could result in harsher sanctions and fines, which would have a material adverse effect on our ability to implement our business plans. The SEC Order requires, among other things, that we conduct the claims process in accordance with those requirements generally described elsewhere in this Registration Statement. In addition to requiring us to provide regular written updates regarding the claims process and a final certification, SEC staff can make reasonable requests from us for further evidence of compliance, and we are required to retain all records and communications relating to the ICO and the claims process for at least one year subsequent to the delivery of the certification to the SEC. Such requests for further information, record-keeping requirements and managing the claims process generally could divert management’s attention from implementing its business plans and could require additional material expenditures by us to legal counsel or other advisors and service providers. A copy of the SEC Order can be found at https://www.sec.gov/litigation/admin/2020/33-10755.pdf.

Current and future litigation could adversely affect us.

We may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving or relating to our partners or users of our supported networks, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business.

Risks Related to Government Regulation

The regulatory regime governing cryptocurrencies is still developing, and regulatory changes or actions may alter the nature of an investment in ENG Tokens or restrict the use of ENG Tokens in a manner that adversely affects holders and our business plans.

The regulation of cryptocurrencies and cryptocurrency exchanges are currently under-developed and likely to rapidly evolve and vary significantly among U.S. and non-U.S. jurisdictions, and are subject to significant uncertainty. As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies, with certain governments deeming them illegal while others have allowed their use and trade. Various legislative and executive bodies in the United States, and other countries, are, or are considering, enacting laws, regulations, guidance, or other actions, which could adversely impact us and the value of ENG Tokens. Our failure to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines against us. The variation among applicable laws and regulations across multiple jurisdictions may result in materially different consequences to holders of ENG Tokens based upon their respective country of residence. New or changing laws and regulations or interpretations of existing laws and regulations (whether in the U.S. or elsewhere) could have material adverse consequences to you and us, including, but not limited to: the value of ENG Tokens, the liquidity and market price, if any market should ever exist, of ENG Tokens, and your ability to access marketplaces that trade ENG Tokens, if any should ever exist.

It may be illegal now, or in the future, to acquire, own, hold, sell or use ENG Tokens in one or more countries, and ownership of, holding or trading in any such blockchain assets may also be considered illegal and subject to sanction.

The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we are registering the ENG Tokens in this Registration Statement as securities, we do not know how other jurisdictions will treat ENG Tokens or whether ENG Tokens will be treated as securities under the laws and regulations of other jurisdictions. In addition, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the ENG Tokens.

Risks Related to Owning ENG Tokens

The ENG Tokens have a limited history and no actual utility and thus face significant uncertainties around their valuation.

The ENG Tokens have a limited performance history and when issued, were a relatively new investment format. Holders of ENG Tokens will have limited ability to compare them against other like instruments as our operation have steered away from any operational work that relates to the utilization of ENG Tokens. As of the beginning of 2020, we stopped providing support to the Enigma Protocol and the Enigma Network. Moreover, the Secret Network and the decentralized applications that may be developed for use on such blockchain are not intended to support the ENG Tokens, but rather, a different, unique cryptographic coin, known as SCRT.

ENG Tokens are subject to certain transfer restrictions.

Although we are registering ENG Tokens pursuant to the Exchange Act in connection with this Registration Statement, ENG Tokens will be subject to certain restrictions on their transfer, including restrictions imposed by the Securities Act or similar state securities laws. As such, you may not be able to transfer your ENG Tokens absent an applicable exemption from registration or unless we were to register the ENG Tokens pursuant to the Securities Act or other applicable state securities laws. Any restrictions on ENG Tokens, regardless of form, could have an adverse effect on the transferability of ENG Tokens, the value of ENG Tokens, the liquidity and market price of ENG Tokens, and your ability to access marketplaces, if any, that trade ENG Tokens.

Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins to be granted to holders of ENG Tokens in exchange for burning such tokens, or the Community Swap. Burning tokens is a technical manner by which the token is destroyed and ceases to exist and does not return to our “treasury”.

We have not initiated, and are not facilitating or endorsing the Community Swap in any manner to date, however, in light of the decentralized nature of the Secret Network, our support and/or involvement is not necessary in order to conduct the Community Swap. In addition, we are not receiving the burnt ENG Tokens nor are we responsible for the creation or allocation of the SCRT coins that would be generated in the Community Swap and as such, we are a bystander to this Community Swap and act as a network participant, similar to other SCRT coin holders.

We do not believe that the Community Swap contemplates a tender offer or any other offering of securities subject to SEC or other regulation, but it is possible that the SEC or another regulator would disagree with that position.

The prices of cryptocurrencies, such as ENG Tokens, are extremely volatile.

Fluctuations in the price of cryptocurrencies could subject ENG Tokens to significant price volatility, The price of cryptocurrencies, including ENG Tokens, is affected by many factors beyond our control including global supply and demand, the expected future price, inflation expectations, interest rates, currency exchange rates, fiat currency withdrawal and deposit policies at virtual token exchanges, interruptions in service or failures of such exchanges, investment and trading activities of large holders of cryptocurrencies, government monetary policies, regulatory measures that restrict the use of cryptocurrencies and global political, economic or financial events. In addition, a decrease in the price of one cryptocurrency may cause volatility in the entire cryptocurrency industry, including the ENG Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may affect the industry as a whole and may also cause the price of ENG Tokens and cryptocurrencies to fluctuate dramatically.

The development and acceptance of transactions in cryptocurrencies are subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to buy and sell goods and services and complete transactions is part of a new and rapidly evolving industry, and the continued growth of this industry and the use of cryptocurrencies is subject to a high degree of uncertainty. The slowing or stopping of the development or acceptance of cryptocurrencies could have a material adverse effect on our plan of business, and we cannot assure you this will not occur. Factors that could affect the expansion or contraction of the use of cryptocurrencies and our related business plans, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of cryptocurrency systems;

●	the maintenance and development of the open-source software protocol on which many cryptocurrencies are dependent;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of cryptocurrencies in general.

We cannot predict with certainty any outcome regarding use of cryptocurrencies, and any of the above factors may have a material adverse effect on our business and the price of ENG Tokens.

ENG Tokens might be used for illegal or improper purposes, which could expose us to additional liability and may negatively impact the value of the ENG Tokens along with your ability to hold or trade ENG Tokens.

ENG Tokens may be susceptible to potentially illegal or improper uses as criminals are using increasingly sophisticated methods to engage in illegal activities involving internet services, such as money laundering, terrorist financing, drug trafficking, other online misconduct. ENG Token holders may also encourage, promote, facilitate, or instruct others to engage in illegal activities or improper conduct. Occurrence of such activities may subject us to civil penalties and/or criminal liability, may adversely affect our reputation, business, and financial condition, and may negatively impact the value of the ENG Tokens along with your ability to hold or trade ENG Tokens.

Incorrect or fraudulent ENG Tokens transactions may be irreversible.

ENG Tokens transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, ENG Tokens and other cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of an ENG Token or other cryptocurrency or the theft of an ENG Token or other cryptocurrency generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, ENG Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Such events on a large enough scale could have a material adverse effect on our operations and the value of ENG Tokens.

ENG Tokens may be subject to loss, damage, theft or restriction on access, which could decrease the value of ENG Tokens.

A private key, or a combination of private keys, will be necessary to control the ENG Tokens stored in a digital wallet. Accordingly, any loss of the requisite private keys will result in loss of the ENG Tokens, and they likely would not be recoverable. Moreover, any third party that gains access to such private keys, including by gaining access to login credentials of a hosted wallet service, could steal the ENG Tokens. Any errors or malfunctions caused by or otherwise related to your digital wallet to receive and store ENG Tokens, including failure to properly maintain or secure such digital wallet, may also result in your complete loss of ENG Tokens. If you lose access to your ENG Tokens, you could suffer a complete loss and would have no rights to seek any recovery from us.

If part or all of the ENG Tokens are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be the responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim that we may make. Furthermore, we are not aware of any U.S. or foreign governmental, regulatory, investigative, or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrencies. Consequently, we may be unable to replace missing ENG Tokens or seek reimbursement for any erroneous transfer or theft of ENG Tokens. To the extent that we are unable to seek redress for such action, error or theft, such loss could decrease the value of ENG Tokens.

The ENG Tokens are subject to risks of uninsured losses.

Unlike bank accounts or accounts at some other financial institutions, ENG Tokens are uninsured unless you specifically obtain private insurance to insure them. Thus, in the event of loss or loss of utility value, there is no public insurer, such as the Federal Deposit Insurance Corporation, or private insurance arranged by us, to offer recourse to you.

Trading or holding ENG Tokens could expose you to various cyber security risks.

Trading platforms and third-party service providers may be vulnerable to hacking or other malicious activity. As with any computer code generally, flaws in cryptocurrency codes, such as ENG Tokens, may be exposed to such negative activities. Several errors and defects have been found previously, including those that disabled some functionality for users of cryptocurrency trading platforms and exposed such users’ personal information. Flaws in and exploitations of the source code allowing malicious actors to take or create money have previously occurred. While we have taken steps to protect ENG Tokens from hacks, we are not immune to changes that affect the entire blockchain ecosystem or industry. Such changes as being subject to a hacking event could adversely affect us in unpredictable ways, including adversely affecting the utility, acceptance and value of the ENG Tokens.

Holders of ENG Tokens do not have rights as our stockholders.

ENG Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights or any other rights to profits or distributions from us; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights (vi) liquidation rights; or (vii) preemption rights, that are typically conferred upon the holders of capital stock.

In addition, holders of ENG Tokens will not receive a right to any repayment of principal or interest, any interest in our profits or losses, any rights to distributions from us, or any legal or contractual right to exercise control over our operations or continued development. See “Description of Registrant’s Securities to be Registered.”

We may not be subject to ongoing reporting requirements.

Following the Effective Date of this Registration Statement, which we expect to occur 60 days following the initial filing date of this Registration Statement, subject to certain conditions, we may be eligible to terminate our registration of the ENG Tokens pursuant to Rule 12g-4 of the Exchange Act. If we become eligible to terminate the registration of ENG Tokens, as registered pursuant to this Registration Statement, and if we make this election in the future, we may choose to not file annual reports, periodic annual reports, current reports, financial statements and audited financial statements. As a result, holders of the ENG Tokens would receive less information about our current status thereafter, which could adversely affect the ability to accurately gauge the value of ENG Tokens.

If securities or industry analysts do not publish research or reports about ENG Tokens or publish negative reports or recommendations about ENG Tokens, this may adversely impact the price and liquidity of ENG Tokens.

The trading market for ENG Tokens, if one should then exist, may depend, to some extent, on the research and reports that securities or industry analysts publish about Enigma or the ENG Tokens. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade our tokens or change their opinion of our tokens, the trading price of ENG Tokens would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause price or trading volume of the ENG Token to decline.

The tax treatment of the ENG Tokens is uncertain and there may be adverse tax consequences for holders.

The tax characterization of the ENG Tokens is uncertain, and each purchaser must seek its own independent legal and tax advice with respect to the United States and non-U.S. tax treatment of an investment in the ENG Tokens. An investment in the ENG Tokens may result in adverse tax consequences to purchasers, including withholding taxes, income taxes and tax reporting requirements. We cannot and do not make any representations or assurances as to individual tax consequences, including the consequences of using ENG Tokens as transaction currency. If the ENG Tokens are characterized as a “virtual currency” for U.S. federal income tax purposes, then, under a notice issued by the U.S. Internal Revenue Service in 2014, the general rules applicable to property transactions would apply. In addition, an investor may be required to report gain or loss if it uses an ENG Token as a transaction currency. Finally, a person that receives ENG Tokens as compensation, or as an incentive, reward or grant will generally be subject to adverse tax consequences and reporting requirements.

There is a risk that banks and other financial institutions may refuse to process transactions for or maintain accounts for entities or individuals transacting in cryptocurrencies.

Banks may refuse to provide bank accounts and other banking services to cryptocurrency-related companies or companies that accept cryptocurrencies for reasons that include regulatory requirements or ambiguities and perceived compliance risks or costs. This has caused some providers of cryptocurrency-related services to have difficulty finding financial institutions willing to provide accounts and services to them. Continuation of such difficulties in the future could decrease the viability and adoption of cryptocurrencies as a means of payment, harm public perception of cryptocurrencies, and/or could limit the viability and potential applications of cryptocurrencies. These events could materially and adversely affect us, our operations, and financial condition.

ENG Tokens may have very limited or no future use or value given that we are no longer maintaining or supporting the Enigma Protocol.

We are no longer maintaining or supporting the Enigma Protocol on which ENG Tokens were planned to be used. A new native cryptographic asset, the SCRT coin has been created by the Secret Network Community and is required to access and utilize the Secret Network. We have no control over the creation and use of SCRT coins. Further, we have no ability to require the use of ENG Tokens on the Secret Network or to assure that ENG Tokens can be used or will have any functionality on the Secret Network. ENG Tokens may be used on the Enigma Data Marketplace but we do not intend to provide any further support to the development and utility of either ENG Tokens or the Enigma Data Marketplace.

Risks Related to our Claims Process

We cannot determine whether the amounts you would receive in the claims process would be greater or less than the actual value of the ENG Tokens.

The amount you will receive in the claims process is fixed at the price(s) you paid for your ENG Token in the 2017 ICO, plus interest, less the amount of any income received thereon. As a result, if you reject the claims process, you risk not receiving any financial benefit from your investment in the ENG Tokens. Alternatively, if you accept the claims process and following your acceptance of the claims process the trading price of ENG Tokens on cryptocurrency exchanges increases, you risk not receiving the benefits of any such price appreciation.

The claims process could have a material impact on our financial condition and liquidity.

We expect to pay valid claims made pursuant to the claims process from our existing cash balance. If a significant portion of the persons eligible to participate in the claims process submit valid claims, the payments of such amounts pursuant to the claims process would reduce our liquidity and financial resources and may adversely affect the future growth as well as our financial condition and results of operations.

We are unable to anticipate the extent of any monetary damages that we might incur if monetary fines were imposed or one or more other claims were successful. As of the date of this Registration Statement, aside from the Settlement, we are not aware of any new pending or threatened claims that we violated any federal or state securities laws. However, we cannot assure you that any such claim will not be asserted in the future or that the claimant in any such action will not prevail. If the payment of amounts claimed under the claims process or other fines is significant, it could have a material adverse effect on our cash flow, financial condition or prospects.

We may have insufficient funds to satisfy claims made under the claims process.

There is a risk to claimants that we may not have sufficient funds to satisfy valid claims made pursuant to the claims process. In exchange for ENG Tokens, we, beginning in June 2017 through September 11, 2017, obtained Ether and Bitcoin from customers totaling approximately $42 million. As of May 31, 2020, we had approximately $10.0 million in cash and cash equivalents and $10.3 million in digital assets that we held as of such date. This is potentially less than required to satisfy all of the potential claims that can be validly made pursuant to the claims process. Any shortfall from our ability to address all claims could cause us to seek bankruptcy protection. We may:

1. have to cease operations, in which case we may file a petition for bankruptcy in a U.S. Bankruptcy Court under Chapter 7, whereby a trustee will be appointed to sell off our assets, and the money will be used to pay off our debts in order of their priority. Claimant’s priority, as an ENG Token holder seeking a refund claim, should be equal to all of the Company’s other unsecured creditors; or

2. file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 11 of the United States Bankruptcy Code, or Chapter 11, to restructure our debt, including our debt to claimants, as an ENG Token holder seeking a refund claim. Claimant’s priority, as an ENG Token holder seeking a refund claim, should be equal to all of the Company’s other unsecured creditors. In the event that we do file a petition under Chapter 11, the Chapter 11 reorganization plan would be expected to describe claimant’s rights as a ENG Token holder and what claimant can expect to receive, if anything, from the Company.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere herein and in our consolidated financial statements.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” and “Item 1A. Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a technology company focused on changing and improving the way that data is shared, aggregated and monetized through the use of privacy preserving computation technology. Our mission is to improve the adoption and usability of decentralized technologies, for the benefit of all. During the years 2017-2018, we developed the Enigma Network. Concurrently, and throughout 2019, we also developed the Enigma Protocol. was All of these products were meant to support ENG Tokens. Since the beginning of 2020, we have been supporting the development of the Secret Network. In February 2020, together with an initial group of 20 other independent parties, consisting of cryptocurrency and privacy enthusiasts and entities, including funds, companies that offer professional staking service providers (validators), exchanges and companies building products in the cryptocurrency ecosystem, or, the Secret Network Community, the Secret Network was launched and its Genesis Block was signed by the entire Secret Network Community. The Secret Network was developed and launched and shares a mission with the previously developed Enigma Protocol, a prior initiative undertaken by us to enable “secret” contracts on blockchain technology.

We no longer support the Enigma Protocol nor the Enigma Network, including Catalyst and the Enigma Data Marketplace. All of these products are available as open source code repositories.

Components of Operating Results

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, general and administrative expenses and impairment of digital assets.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, costs of consultants and expenses related to development and enhancement of the Enigma Network and the Enigma Protocol. In addition, beginning in 2020 we started incurring expenses related to our support of the Secret Network.

Comparison of the Year Ended February 29, 2020 to Year Ended February 28, 2019 and Three Months Ended May 31, 2020 and May 31, 2019.

Results of Operations

The following table shows our results of operations for the periods indicated. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended	Year Ended	Three Months	Three Months
	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
	Thousands US$
			(unaudited)
Revenue	$512	$22,297	$-	$88
Operating Expenses:
Research and Development	$3,256	$2,232	$1,047	$517
General Marketing and Administrative	3,185	3,358	375	570
Impairment of Digital Assets	(208)	5,548	-	(208)
Total Operating Expenses	$6,233	$11,138	$1,422	$879
Income (Loss) from Operations	(5,721)	11,159	(1,422)	(999)
Other Expenses (Note 1B)	(500)	-	-	-
Realized Gain (loss) on Sale of Digital Assets	1,589	(8,501)	216	142
Financial Income (Expenses), Net	97	8	(6)	(30)
Profit (Loss) before Taxes on Income	(4,535)	2,666	(1,212)	(887)
Taxes on Income	(84)	(75)	(2)	(11)
Net Income (Loss) Attributable to Common Stockholders	$(4,619)	$2,591	$(1,214)	$(898)

Revenues

Revenues for the fiscal year ended February 29, 2020 were $0.5 million, representing a decrease of $21.8 million, or 98%, compared to revenues of $22.3 million which were deferred from ICO for the fiscal year ended February 28, 2019. The revenue in 2019 was due to grant of tokens to pay employee and consultants where the revenue in 2018 was based on recognizing all deferred revenue upon completion of our development of the Enigma Network.

There was no revenue for the three months ended May 31, 2020 compared to the revenue of $88,000, for the three months ended May 31, 2019 due to grant of tokens to pay employees and consultants.

Research and Development Costs

Research and development costs, net expenses for the fiscal year ended February 29, 2020 were $3.3 million, representing an increase of $1.1 million, or 46%, compared to research and development costs, net expenses of $2.2 million for the year ended February 28, 2019. The increase in research and development expenses is mainly attributed to increase in salary and subcontractors fees paid to enhance our platform. The expense in 2019 included a payment in the amount of $1.2 million to Gamma, an affiliated entity, for accrued development costs.

For the three months ended May 31, 2020, research and development costs were $1.0 million, representing an increase of $0.5 million or an increase of 103%, compared to research and development costs, net expenses of $0.5 million in the three months ended May 31, 2019. The increase in research and development costs, net expenses is attributed primarily to the engagement of Gamma to perform research and development for $0.9 million in the three months ended May 31, 2020.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended February 29, 2020 were $3.2 million representing a decrease of $0.2 million, or 5%, compared to general and administrative expenses of $3.4 million for the fiscal year ended February 29, 2019. The increase in general and administrative expenses is attributed primarily to increase in professional fees despite a reduction in salaries and other professional fees.

For the three months ended May 31, 2020, general and administrative expenses were $375,000 representing a decrease of $195,000, or 34%, compared to general and administrative expenses of $570,000 for the three months ended May 31, 2019. The decrease in general and administrative expenses is attributed primarily to a reduction in professional fees.

Other expenses

Other expenses was approximately $0.5 million for the fiscal year ended February 29, 2020. The Other expense was recorded due to a provision allocated for the claims process and to pay a fine to the SEC in accordance with the terms of the Settlement.

We did not record Other expenses for the three months ended May 31, 2020 or May 31, 2019.

Impairment of Digital Assets

We record our digital assets (digital tokens) on a cost basis and assess changes in value from time to time.

For the fiscal year ended February 28, 2019, we recorded $5.5 million of impairment due to the market price of the digital assets held being lower that the recorded acquisition market value. For the fiscal year ended February 29, 2020, we reversed $0.2 million of the impairment due to the sale of the digital assets held impaired.

For the three months ended May 31, 2019, we recorded we reversed $0.2 million of the impairment due to the sale of the tokens impaired in the fiscal year ended February 28, 2019. For the three months ended May 31, 2020 we did not record any impairment.

Financial Income (Loss), Net

Financial income, net for the fiscal year ended February 29, 2020 was $97,000, representing an increase of $89,000, or 1,113%, compared to financial income, net of $8,000 for the fiscal year ended February 28, 2019. The increase in financial income for the fiscal year ended February 29, 2020 is attributed to interest income and foreign exchange gains.

Financial expenses, net for the three months ended May 31, 2020 was $6,000, representing a decrease of $24,000 or 70%, compared to financial expenses, net of $30,000 for the three months ended May 31, 2019. The decrease in financial expenses, net for the three months ended May 31, 2020 is attributed to interest income and foreign exchange gains.

Net Loss

Net loss for the year ended February 29, 2020 was $4.6 million representing a change from net income to net loss in the amount of $2.0 million, compared to net income of $2.6 million reported for the year ended February 28, 2019. The net loss is due to a provision recorded in connection with the Settlement.

Net loss for the three months ended May 31, 2020 was $1.2 million representing an increase of $0.5 million, compared to net loss of $0.7 million for the three months ended May 31, 2019. The increase in net loss is primarily attributable to higher research and development costs.

Taxes on Income

Tax expense for the year ended February 29, 2020 was $84,000 representing an increase of $9,000, or 12%, compared to the tax expense of $75,000, for the fiscal year then ended February 29, 2019.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of ENG Tokens, raising a total of $42 million, net of transaction costs, and cash generated from sales of digital tokens. Our principal uses of cash in recent periods have been funding our operations and investing in capital expenditures.

As of May 31, 2020, our principal sources of liquidity were cash and cash equivalents of $10 million which were held for working capital purposes. Our digital assets include Ether and Bitcoin. Currently these two assets are highly liquid and their market price is significantly higher than their book value. As of May 31, 2020 the market value of these assets was approximately $20 million

Our primary sources of liquidity are expected to be sales of digital assets including Ether and Bitcoin. We believe that this, combined with the $10 million of cash and cash equivalents, will be sufficient to cover the claims process and any operational expenses in the 12 month period following the end of our fiscal quarter ended May 31, 2020.

Pursuant to our current plan of operations for the next 12 months, we currently anticipate that we will require approximately $4.0 million for the NRE Agreement and other development costs and expenses while also requiring approximately $1.0 million for general and administrative expenses, including salary and professional services. In addition, we believe, based on our estimates, that we may need a sum of up to $24.9 million to pay valid claims that may become due pursuant to the claims process, should all eligible claimants file a claim.

If we have a sufficient amount of cash or cash equivalents on hand, all valid refund claims will be paid in full. If we will not have a sufficient amount of cash on hand or cash from the sale of cash equivalents to pay all valid refund claims, depending on the cash shortfall, We may seek funding from potential investors or any other available resources. In case of shortfall, we intend to partially pay all valid refund claims, on a pro rata basis, until we obtain additional cash to cover all valid payments, in full, and all unpaid amounts will continue to accrue interest until paid in full. Our auditor has expressed in their audit report substantial doubt about our ability to continue as a going concern.

Our future capital requirements will depend on many factors including liquidity and prices of digital currency and future research projects. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing in order to fund those arrangements or otherwise. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended	Year Ended	Three Months	Three Months
	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
Net Cash from (used in) Operating Activities	$(6,885)	$13,735	$(1,042)	$(1,197)
Net Cash used in Investing Activities	2,933	(103)	508	853
Net Cash used in Finance Activities	-	(837)	103	-

Operating Activities

The cash used in operating activities resulted primarily from expenses associated with our development of the Enigma Network, Enigma Protocol and support and funding of Secret Network and general and administrative expenses.

Net cash used in operating activities was $6.9 million for the year ended February 29, 2020 compared to net cash from operating activities of $13.7 million for the year ended February 28, 2019. The decrease in net cash used in operating activities of $20.7 million was attributable to a $20.6 one-time liquidation of digital assets in which we received cash in lieu of such assets during 2018.

Net cash used in operating activities was $1.0 million for the three months ended May 31, 2020 compared to net cash from operating activities of $1.2 million for the three months ended May 31, 2019. The decrease in net cash used in operating activities of $0.2 million was attributable to a Profit in 2019 offset by non-cash impairment provision.

Investing Activities

Net cash provided in investing activities of $2.9 million for the fiscal year ended February 29, 2020, comprised of proceeds from $3.3 million proceeds from sale of digital asset less $0.4 million used to acquire additional fixed assets.

Net cash used in investing activities of $103,000 for the fiscal year ended February 28, 2019 is related to the purchase of property and equipment.

Net cash from investing activities was $508,000 for the three months ended May 31, 2020 compared to net cash from investing activities of $853,000 million for the three months ended May 31, 2019. The decrease in net cash from investing activities of $345,000 was attributable to a decrease in liquidation of digital assets.

Financing Activities

There was no financing activity for the fiscal year ended February 29, 2020.

Net cash used by financing activities of $837,000 for the fiscal year ended February 28, 2019 was primarily related to the redemption of certain then-outstanding convertible loans.

There was no financing activity for the fiscal year ended May 31, 2019.

Net cash received in financing activities of $103,000 for the three months ended May 31, 2020 is related to funds received from the government for the payment protection plan.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are the ENG Token Liability and going concern

Current Outlook

We have financed our operations to date primarily through proceeds from sales of ENG Tokens.

As of May 31, 2020, our cash, cash equivalents and short-term deposits were $10 million in addition to the $13.4 million of digital assets that we hold. Subject to the effect of the ENG Token Liability, we expect that our existing cash, cash equivalents and digital assets will be sufficient to fund our current operations until at least the end of 2021. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	volatility in the crypto currency markets in the United States and globally;

●	the impact on our financial condition of our Settlement, and in particular, the effect of payouts to potential claimants entitled to receive a payment from us pursuant to our claims process required under the Settlement;

●	changes in consumer demand for, and acceptance of, our products and services;

●	changes in consumer trust for blockchain technology;

●	developments and changes in laws and regulations, including increased regulation of cryptocurrencies through legislative or regulatory action and revised rules and standards applied by the SEC and other regulators, whether in the U.S. or globally;

●	the potential impact of any changes in control of our Company or future acquisitions, mergers, dispositions, joint ventures or investments we may make;

●	disruptions to our technology network including computer systems and software, as well as natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of our operating systems, structures or equipment;

●	the occurrence of hostilities, political instability or catastrophic events; and

●	such other factors as discussed in the section entitled “Risk Factors” in Item 1.A of this Registration Statement.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through sales of digital assets, such as Bitcoin and Ether. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and services. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.	PROPERTIES.

We do not hold any material physical properties.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of November 6, 2020 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to common shares. Percentage of shares beneficially owned before this offering is based on 3,195,652 shares outstanding on November 6, 2020.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Gamma Research and Development Ltd. 94 Yigal Alon Street, 6789139 Tel Aviv-Yafo, Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Alex Pentland	195,652	6.12%
Directors and executive officers:
Guy Zyskind	3,000,000	93.88%
Can Kisagun	-	-
All directors and executive officers as a group (2 persons)	3,000,000	93.88%

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding our executive officers and the members of our Board of Directors as of the date of this Annual Report. All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by our Board of Directors and serve at the discretion of our Board of Directors. Mr. Kisagun is also subject to an applicable employment agreement.

Name	Age	Position(s)
Guy Zyskind	35	Chief Executive Officer, Chief Technology Officer, President and Director
Can Kisagun	31	Chief Product Officer

Guy Zyskind, Chief Executive Officer, Chief Technology Officer, President and Director

Guy Zyskind co-founded our Company and has been our Chief Executive Officer and Chief Technology Officer since June 2016 and President, previously serving as a director. Before founding Enigma, Mr. Zyskind was an instructor at the Massachusetts Institute of Technology (MIT) while obtaining his M.S. Mr. Zyskind also authored some of the most cited papers (over 1,500+ of combined citations) in the blockchain space, focusing on privacy aspects. Prior to his time at MIT, Mr. Zyskind served as an executive officer, namely as Chief Technology Officer, at a number of technology startups, two of which he co-founded. Mr. Zyskind began his professional career at SAP in its Israel office in November 2009. Mr. Zyskind has an M.S. from MIT and a B.Sc. in electrical engineering and computer science from Tel Aviv University in Israel.

Mr. Zyskind devotes approximately 60% of his work-week to the operations of Gamma while devoting the remaining 40% of the time to Enigma.

Can Kisagun, Chief Product Officer

Can Kisagun co-founded our Company and has been our Chief Product Officer since July 2017. Before founding Enigma, Mr. Kisagun was the Chief Executive Officer of Eximchain, a company he co-founded that sought to provide blockchain solutions in the supply chain industry. In April 2014, Mr. Kisagun also founded another company and served as its Chief Executive Officer until February of the following year. Mr. Kisagun began his professional career as a business analyst at McKinsey & Company, where he served in that role from September 2011 until April 2014. Mr. Kisagun has an M.B.A. from the Sloan School of Management at MIT and a B.Sc. from Northwestern University.

Family Relationships

There are no family relationships among Guy Zyskind and Can Kisagun.

ITEM 6.	EXECUTIVE COMPENSATION

Executive Officers

We currently have no written employment agreements with any of our officers and directors. See “Item 7. Certain Relationships and Related Transactions, and Director Independence” for additional information.

The following table summarizes compensation of our named executive officers, as of February 29, 2020 and February 28, 2019.

Summary Compensation Table

U.S. dollars in thousands

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards	Option Awards ($)	Non-equity incentive plan compensation	Non-qualified incentive plan compensation	All Other Compensation ($)	Total ($)
Guy Zyskind	2020	$105	$		$	$			$153[2]	$258
(Chief Executive Officer,	2019	$494	$	[1]	$	$			$47	$541
Chief Technology Officer, President and Director)

Can Kisagun	2020	$400	$		$	$			$58	$458
(Chief Product Officer)	2019	$400	$		$	$			$65	$465

[1]	$600,000 was paid to our Chief Executive Officer during 2018 as a bonus that accrued in 2017.
[2]	Includes $152,503 paid to our Chief Executive Officer during 2019 fiscal year by Gamma, our affiliate.

Outstanding Equity Awards at February 29, 2020

As of February 29, 2020, there were no outstanding equity awards to any of our executive officers or our sole director.

Directors

We only have one director, Mr. Guy Zyskind, who is also our Chief Executive Officer, Chief Technology Officer and President. Mr. Zyskind is not compensated for his services to us as a director of the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Executive Officers and Directors

On September 12, 2019, we entered into a services agreement, or the Services Agreement, with Gamma, a company incorporated under the laws of the State of Israel, and which is owned by our Chief Executive Officer, Chief Technology Officer, President and Director, Guy Zyskind. Pursuant to the Services Agreement, Gamma provided research and development services to us for a total consideration of NIS 3,250,000 (approximately $922,000). The Services Agreement ended at the end of fiscal year of 2019.

Additionally, we have entered into a Non-recurring Engineering, or NRE, Funding Agreement, or the NRE Agreement, pursuant to which Gamma performs blockchain technology development work which is funded by us based on an NRE model. See “NRE Funding Agreement with Gamma” below for additional information. In addition, we have entered into an indemnification agreement with Mr. Zyskind, in his capacity as the sole director on our board of directors. See “Item 12. Indemnification of Directors and Officers” for additional information.

NRE Funding Agreement with Gamma

On September 1, 2020, we entered into the NRE Agreement with Gamma. The NRE Agreement provides that we will fund Gamma’s research and development expenses, dedicated capital expenditures, non-recurring engineering costs, and third party costs, or Project Expenditures, targeted at developing the project described in the development plan attached to the NRE Agreement, or the Development Plan, during the period starting on January 1, 2020, and ending on June 30, 2022, or the Funding Period. The Development Plan concentrates on the development of the Secret Network infrastructure in four development phases. The total estimated amount of Project Expenditures which we will fund and remit to Gamma during the Funding Period is expected to be NIS 38,650,000 (approximately $11.3 million) which is paid in quarterly instalments, except for the first payment which includes an advance payment of two quarters. In addition to the general business interests that we have in supporting the development of the Secret Network, in consideration for funding provided to Gamma, we received from Gamma 10,000,000 SCRT.

In addition, during the period that commenced on the date of signing the NRE Agreement and ending on December 31, 2022, we shall be entitled to purchase from Gamma up to 15,000,000 SCRT at a purchase price equal to 80% of the fair market value (as disclosed in of the SCRT on the date of purchase).

Loan to Chief Product Officer

On September 6 and October 31, 2019 and on January 11, 2020, we provided a loan, or the Loan, in three installments, or, each, an Installment, for an aggregate Loan amount of $367,500, to Can Kisagun, our Chief Product Officer and a co-founder of the Company. Each Installment bore interest at a rate of 2.5% per annum and was scheduled to mature on the seven-year anniversary of the Installment. As of October 15, 2020, the entire amount has been repaid.

ITEM 8.	LEGAL PROCEEDINGS

Settlement

We have filed this Registration Statement with the SEC in connection with the Settlement. Pursuant to the terms of the Settlement, Potential ENG Token claimants are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon. We expect to calculate interest by using the yield of the 1-year U.S. Treasury note, which, as of November 6, 2020, was 0.12%. The Settlement requires the Company to distribute by electronic means a notice and a claim form (also referred to in this Registration Statement as the “claims form”), which shall be in a form not objected to by the SEC, to the ENG Token claimants within 60 days of the filing of this Registration Statement or within seven days of the date that this Registration Statement becomes, whichever is sooner, or the Claim Form Distribution Timeline. The ENG Token claimants must submit the claims form by the Claim Form Deadline.

We intend to distribute the claims form within the Claim Form Distribution Timeline. Pursuant to the terms of the Settlement, within three months from the Claim Form Deadline, we will make all payments we deem to be due and adequately substantiated to ENG Token purchasers who submitted the claims form by the Claim Form Deadline. Any amounts to be refunded will be paid in U.S. dollars.

Specifically, pursuant to the terms of the Settlement, we have agreed to, among others, the following:

●	File a Form 10 to register the ENG Tokens as a class of securities and maintain timely filings of all reports required by Section 13(a) of the Exchange Act for at least until the later of (1) the Claim Form Deadline; (2) such time as we have filed all reports required for the fiscal year within which this Registration Statement became effective; and (3) such time as we are eligible to terminate our registration pursuant to Rule 12g-4 under the Securities Exchange Act.

●	Distribute a claims form to any person or entity that purchased ENG Tokens before and including September 11, 2017, informing them of their potential claims under Section 12(a) of the Securities Act.

●	Pay the amount due under Section 12(a) of the Securities Act, if any, to each qualified person or entity that purchased ENG Tokens from us before and including September 11, 2017, and that submitted a written claim to our address by the Claim Form Deadline using the claims form.

●	Beginning 30 days after the Claim Form Deadline, provide monthly reports to the SEC which shall include (a) identifying information about each claimant; (b) the amount of each claim; (c) the resolution of each claim, including the amount of each payment; (d) identification of all claims not paid and the reasons for all non-payment of claims; and (e) a list of all complaints received (if any) and the manner in which we addressed each such complaint.

●	Pay a civil monetary penalty of $500,000 to the SEC.

●	Submit to the SEC a final report of its handling of all claims received within seven months from the effective date of this Registration Statement.

If we have a sufficient amount of cash or cash equivalents on hand, all valid refund claims will be paid in full. If we do not have a sufficient amount of cash on hand or cash from the sale of cash equivalents to pay all valid refund claims, depending on the cash shortfall, we may seek funding from potential investors or any other available resources. In case of shortfall, we intend to partially pay all valid refund claims, on a pro rata basis, until we can obtain additional cash to cover all valid payments, in full, and all unpaid amounts will continue to accrue interest until paid in full. There can be no guarantee that we will ever seek additional financing and that if we do, that such additional financing (whether debt or equity) will be available to us on favorable terms. If we are required to seek additional financing or sell assets that we hold, this could result in significant expenses to us and have a material adverse effect on our financial position.

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. With the exception of the matters disclosed in this Registration Statement, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our operations. Litigation, regardless of outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market in our common stock. Our common stock is not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144, subject to the requirements described below. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, after the effectiveness of this Registration Statement.

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Registration Statement without restriction. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Beginning 90 days after the effectiveness of this Registration Statement, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, will generally be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

The Manner of Sale Limitations on Affiliate Sales of Equity Securities. Rule 144 provides that affiliates must resell their equity securities through one of the following methods: (i) Section 4(a)(4) broker transactions, which are done on a customer’s order on an exchange or in the over-the-counter (OTC) market, including transactions that meet the requirements of Rule 144(g); (ii) Transactions with a market maker (a dealer who regularly or continually holds himself out as willing to buy and sell a particular security of an issuer for his own account); (iii) “Riskless principal transactions” (principal trades in which, after receiving a customer’s order to buy or sell securities, a broker or dealer buys or sells securities as a principal to satisfy the customer’s order) where (a) offsetting trades are executed at the same price (other than an explicitly disclosed markup, markdown, commission, or fee); (b) the broker-dealer cannot solicit or arrange for the solicitation of customers’ orders to buy securities in connection with the Rule 144 sale; (c) the broker-dealer cannot receive more than the normal brokers’ commission; and (d) the broker-dealer must conduct a reasonable inquiry as to whether the affiliate making the Rule 144 resale is a statutory underwriter. In addition, affiliates relying on Rule 144 cannot, solicit, or arrange for the solicitation of, orders to buy the securities in connection with the transaction; or Pay anyone for the offer or sale of such securities, other than the broker-dealer who executes the order to sell the securities.

Form 144 Notice for Affiliate Sales. If a proposed Rule 144 resale by an affiliate involves more than 5,000 shares of securities, or has an aggregate sale price of more than $50,000, in any three-month period, the seller must file a notice of the proposed sale on Form 144. The seller must file this form with the SEC and with the securities exchange on which the securities are listed. Form 144 must be filed at the same time the affiliate places the broker or market maker order to sell the securities. The affiliate must have a bona fide intention to sell the securities within a reasonable time after filing the Form 144 notice and must sign the Form 144 notice; however, if the seller does not complete the sale disclosed in the form, the seller does not need to amend the form to indicate that the sale did not take place.

Availability of current public information. For issuers, such as our Company, that are subject to Exchange Act reporting requirements under Section 13 or Section 15(d), and have been reporting under the Exchange Act for at least 90 days before the Rule 144 resale, this requirement is satisfied if an issuer has filed all reports required under the Exchange Act (other than Form 8-K) and has filed all interactive data (XBRL) exhibits required to have been filed during the 12 months (or any shorter period for XBRL reporting requirements, if applicable) before the Rule 144 resale.

Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

Approximately 3,000,000 shares of our common stock are eligible for sale under Rule 144 as of the date of this Registration Statement. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

We have no agreement with any security holder to register under the Securities Act for sale any shares of our common stock.

Holders

As of September 15, 2020, we had 3,195,652 shares of common stock outstanding, held by two record holders.

Dividends

To date, we have not paid any cash dividends. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors, and will depend on then-existing conditions, including our financial condition, capital requirements and other factors our board of directors may deem relevant.

Equity Compensation Plan Information

Under the Enigma MPC, Inc. 2016 Stock Plan, or the 2016 Plan, options to purchase shares of our common stock and shares of our common stock, or the Awards, may be granted to our officers, outside directors, employees and consultants or the officers, directors, employees and consultants of our subsidiaries. Under the 2016 Plan, the number of shares that are subject to options to purchase shares of our common stock and the number of shares issued under the 2016 Plan may not exceed 776,503 shares of common stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	-	$-	776,503
Equity compensation plans not approved by security holders	-	-	-
Total	-	$-	776,503

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below are the sales of all securities by the Company since September 2017.

From June to September 11, 2017, we sold ENG Tokens pursuant to Simple Agreements to Future Tokens, at a purchase price at an approximate 10% discount to the price per ENG Token in the ICO (which was $0.60) convertible into an aggregate of 47,925,099 ENG Tokens, for aggregate proceeds of approximately $25,091,883. We believe that this sale of the Simple Agreements to Future Tokens was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder).

On September 11, 2017, we sold 27,387,745 ENG Tokens in our ICO, at a price of $0.60 per token, for aggregate proceeds of approximately $16,432,647.

From December 2017 through September 2020, we sold 1,500,139 ENG Tokens for aggregate proceeds of approximately $6.5 million. We also sold 1,235,338 ENG Tokens primarily as part of our market making activity for aggregate proceeds of approximately $0.7 million. Tokens were sold on Binance exchange, which is domiciled outside of the United States, and that to the best of our knowledge bars U.S. persons from using its platform.

When selling ENG Tokens, we did not believe that such tokens were securities, and therefore, we did not seek to rely on any exemption from registration for these transactions under the Securities Act.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Overview

Since early 2018, and in particular following the completion of the Enigma Network, Enigma has been focusing on the development of the Enigma Protocol, which became the company’s main development, and was intended to be a second-layer decentralized network for privacy-preserving computations, built alongside Ethereum. In this protocol, ENG Tokens were meant to be used by their holders to participate in the protocol by paying transaction fees (without which, no transaction can be executed on the blockchain), to stake and run nodes to secure the network, to receive network incentives and fees and to reward nodes for successful contributions to the network. In the beginning of 2020, the company decided to divert its business focus and join the Secret Network Community in supporting the development of the Secret Network, and as such ceased the development of the Enigma Protocol. On this new blockchain, the Secret Network, ENG Tokens have no function, rather this blockchain has its own underlying cryptographic asset that is intended to secure network operations by providing mining rewards and paying for transaction fees.

The ENG Tokens currently serve as a payment tool in the Enigma Data Marketplace, however, we are also no longer supporting the Enigma Network, including Catalyst and the Enigma Data Marketplace and therefore the utility of the ENG Tokens in the Enigma Data Marketplace may be negligible. See “– Data Marketplace” below.

The smart contract governing the ENG Tokens, or the ENG Smart Contract, does not provide holders with any additional rights. Moreover, ENG Tokens should not be viewed as analogous to more traditional securities (i.e. capital stock, debt securities, warrants to purchase capital stock, etc.), as the ENG Tokens lack features of such securities, including the right to receive a dividend or distribution; ENG Tokens also do not provide holders with any voting, liquidation or preemptions rights that may be associated with more traditional securities. Furthermore, nothing in the existing ENG Smart Contract or the ENG International Limited – Terms of Sale, or the Terms, convey any right to receive any dividends, distributions or rights to any property or product held or to be developed by us.

As of September 15, 2020, 150 million ENG Tokens are outstanding. We sold 75 million ENG Tokens in our ICO, including the Pre-Sale, while selling additional ENG Tokens, as described in Item 10 above. Enigma currently holds 67 million ENG Tokens in its treasury.

ERC-20 Token and Smart Contract

ENG Tokens are ERC-20 tokens issued on the Ethereum blockchain and governed by a standard ERC-20 smart contract, which we refer to herein as the ENG Smart Contract. The ENG Tokens currently have no functionality besides that which is standard to all ERC-20 tokens, such as the ability to send and receive ENG Tokens and to check its total supply and the amount that is available on an individual address. As such, aside from the existing 150 million tokens that were minted at the time of the ICO, no further ENG Tokens can ever be minted. Unlike many other ERC-20 token smart contracts, the ENG Smart Contract does not allow us to mint additional ENG Tokens, nor does it allow us to burn existing ENG Tokens that we do not own. However, unlike the aforementioned actions which we cannot undertake, the ENG Smart Contract does allow us to retain the authority to pause ENG Token transfers occurring in the ENG Smart Contract. This mechanism allowing us to pause transfers of ENG Tokens was created as an emergency measure only intended to be used if something went wrong in the initial distribution of the ENG Tokens. To date, we have not used this mechanism, and although we retain the authority to effect such a limitation with respect to the transfer of ENG Tokens, we do not intend to use this mechanism.

We do not control the ERC-20 standard, however, to the best of our knowledge, in accordance with the standards thereof set on the Ethereum blockchain, the ENG Smart Contract, like all other ERC-20 smart contracts, is immutable, with no “on-chain” governance for the ENG Smart Contract, and, as such, cannot be updated nor eliminated by us or the holders of the ENG Tokens. As a result, the ENG Smart Contract, as of the date of this Registration Statement, cannot be updated. However, ENG Token holders could decide that the ENG Smart Contract is irrelevant, and instead, these holders could deploy a new smart contract with new properties.

The ENG Token Smart Contract allows fractions of a token, down to 8 decimal places. The smallest unit of ENG Tokens supported by the smart contract is 0.00000001.

Data Marketplace

Although ENG Tokens have no utility in the Enigma Protocol (for which we have stopped all development efforts) and the Secret Network (for which a separate cryptographic asset exists), ENG Tokens continue to be capable of use for effecting purchases in the Enigma Data Marketplace, which is a mixed on-chain (i.e., there is additional software that needs to be run outside of the blockchain (off-chain)) Ethereum implementation of a marketplace for buying and selling data sets, alongside an off-chain integration for data providers. Additionally, a testnet implementation of the Enigma Protocol alongside testENG (a test environment mirror of ENG Tokens that is not akin to holding real ENG Tokens) exists today. As disclosed elsewhere in this Registration Statement, we no longer support the Enigma Network, including Catalyst and the Enigma Data Marketplace.

Trading Market

Although we have never approved the listing of ENG Tokens on any alternative trading system (ATS) or any national securities exchange, ENG Tokens are listed on certain cryptocurrency exchanges under the symbol “ENG.”

No Rights Commonly Associated with Capital Stock

ENG Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights; (vi) liquidation rights; or (vii) preemption rights. Additionally, nothing in the existing ENG Smart Contract governing the ENG Tokens or the Terms currently convey any right to receive any dividends, distributions or rights to any property or product held or to be developed by us.

In addition, at the time of the ICO, purchasers of ENG Tokens were required to agree to the Terms. Following the distribution of the ENG Tokens to purchasers thereof on and prior to September 11, 2017, pursuant to the provisions of these Terms, they automatically terminated and are no longer in effect.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article IX of our Restated Certificate of Incorporation, or the Charter, provides that to the fullest extent permitted by law, a director, officer, employee and agent of our Company shall not be personally liable to our Company or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Our Charter further provides that any repeal or modification of Article IX by our stockholders will not adversely affect any right or protection of a director existing at the time of, or increase the liability of, any director with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Additionally, Article XI of our Charter provides that to the fullest extent permitted by applicable law, we are authorized to provide indemnification of (and advancement of expenses to) our directors, officers, employees and agents (and any other persons to which Delaware General Corporation Law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law. Further, any amendment, repeal or modification of the provisions of Article XI shall not adversely affect any right or protection of any director, officer or other agent of our existing at the time of such amendment, repeal or modification.

Section 7.6 of Article VII of our bylaws provides that we shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, to indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of our Company. A “director” or “officer” of our Company includes any person (a) who is or was a director or officer of our Company, (b) who is or was serving at the request of our Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of our Company or of another enterprise at the request of such predecessor corporation.

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 7.6 of Article VII of our bylaws shall be paid by our Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in Article VII of our bylaws, subject to certain limitations contained in Article VII. The indemnification provided by Article VII of our bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

In addition, we have entered into an indemnification agreement with the sole member of our board of directors that provides for a contractual right to indemnification to the fullest extent permitted by the Delaware General Corporation Law. The indemnification agreement has been filed as an Exhibit to this Registration Statement.

Section 9, 10 and 11 of the Terms contain certain indemnification provisions, disclaimers, limitations of liability and releases. Specifically, with respect to Indemnification, you agree to hold harmless us, our affiliates and licensors, and each of their respective employees, officers, directors, and representatives from and against any claims, damages, losses, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or relating to any third party claim concerning the Terms or your use of ENG Tokens, whether or not the ENG Tokens were sold to you under the Terms. If we or our affiliates are obligated to respond to a third party subpoena or other compulsory legal order or process described above, you will also reimburse us for reasonable attorneys’ fees, as well as our employees’ and contractors’ time and materials spent responding to the third party subpoena or other compulsory legal order or process at reasonable hourly rates. None of the indemnification provisions, disclaimers, limitations of liability and releases contained in our Terms constitute a waiver of any right you may have under the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Set forth below is an index to our financial statements attached to this Registration Statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	The financial statements attached to this Registration Statement are listed under “Item 13. Financial Statements and Supplementary Data.”

(b)	Exhibits

Exhibit Index

3.1*	Restated Certificate of Incorporation.

3.2*	Bylaws.

10.1*	Indemnification Agreement between Enigma MPC, Inc. and Guy Zyskind

10.2*	Employment Agreement between Enigma MPC, Inc. and Can Kisagun, as amended

10.3*	Services Agreement between Enigma MPC, Inc. and Gamma Research and Development Ltd.

10.4*	Enigma MPC, Inc. 2016 Stock Plan.

10.5*	Non-recurring Engineering Funding Agreement between Enigma MPC, Inc. and Gamma Research and Development Ltd.

99.1	Form of Claims Form

99.2	ENG Token Purchase Form

21.1*	List of Subsidiaries.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Guy Zyskind
	Name:	Guy Zyskind
	Title:	Chief Executive Officer, Chief Technology Officer, President and Director

Date: November 9, 2020

ENIGMA MPC, INC.

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm.	F-2
Consolidated Balance Sheets as of February 29, 2020 and February 28, 2019 and May 31, 2020 (Unaudited).	F-3
Consolidated Statements of Operations and comprehensive income (loss) for the Years Ended February 29, 2020 and February 28, 2019 and for the three months ended May 31, 2019 and 2020 (Unaudited).	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended February 29, 2020 and February 28, 2019 and for the three months ended May 31, 2019 and 2020 (Unaudited).	F-5
Consolidated Statements of Cash Flows for the Years Ended February 29, 2020 and February 28, 2019 and for the three months ended May 31, 2019 and 2020 (Unaudited).	F-6
Notes to Consolidated Financial Statements.	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

ENIGMA MPC, INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Enigma MPC, Inc. and its subsidiaries (the “Company”) as of February 29, 2020 and February 28, 2019 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for the years in the period ended February 29, 2020 and February 28, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2020 and February 28, 2019 and the results of its operations and its cash flows for each of the years in the period ended February 29, 2020 and February 28, 2019, in conformity with accounting principles generally accepted in the United States of America.

Restatement of consolidated financial statements

As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated balance sheets as of February 29, 2020 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the year in the period ended February 29, 2020 have been restated to correct misstatements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, as of February 29, 2020, the Company has “ENG Token Liability” of $24.9 million. These liability, as discussed in Note 1B to the consolidated financial statements raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1B to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Halperin Ilanit

Certified Public Accountants (Isr.)

Tel Aviv, Israel

September 17, 2020 (except note 12 and the effects of the restatement described in Note 3, to which the date is November 9, 2020)

We have served as the Company’s auditor since 2020

ENIGMA MPC, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in Thousands except share and per share data)

	February 29,	February 28,	May 31,
	2020	2019	2020
			(unaudited)
	(as restated)		(as restated)
ASSETS
Current Assets:
Cash and Cash Equivalents	$10,450	$14,402	$10,020
Restricted Cash	19	19	-
Digital Assets (Note 6)	10,540	12,046	10,279
Loan to Related Party (Note 11)	368	-	354
Other current assets (Note 5)	2,969	1,734	1,991
Total Current Assets	24,346	28,201	22,644

Non-current assets:
Property and Equipment, net (Note 4)	73	93	71
Total Non-Current Assets	73	93	71

TOTAL ASSETS	24,419	28,294	22,715

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payables	$409	$471	$387
Other Accounts Liabilities (Note 7)	1,100	294	632
ENG Token Liability (Note 1B)	24,858	24,858	24,858

Total Current Liabilities	26,367	25,623	25,877

STOCKHOLDERS’ STOCKHOLDERS’ EQUITY (DEFICIT):
Common Stock of $0.0001 par value per share; 10,000,000 shares authorized at February 28, 2019, February 29, 2020 and May 31, 2020; 3,714,085 shares issued and outstanding at February 28, 2019, February 29, 2020 and May 31, 2020	*	*	*
Retained earning	(1,948)	2,671	(3,162)
Total Stockholders’ Equity (Deficit)	(1,948)	2,671	(3,162)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)	$24,419	$28,294	$22,715

(*)	Represents an amount lower than $1 thousands.

The accompanying notes are an integral part of these consolidated financial statements.

ENIGMA MPC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(U.S. Dollars in Thousands except share and per share data)

	Year Ended	Year Ended	Three Months	Three Months
	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
	(as restated)		(as restated)
			(unaudited)
Revenue	$512	$22,297	$-	$88
Operating Expenses:
Research and Development	$3,256	$2,232	$1,047	$517
General Marketing and Administrative	3,185	3,358	375	570
Impairment of Digital Assets	(208)	5,548	-	(208)
Total Operating Expenses	$6,233	$11,138	$1,422	$879
Income (Loss) from Operations	(5,721)	11,159	(1,422)	(791)
Other Expenses (Note 1B)	(500)	-	-	-
Realized Gain (loss) on Sale of Digital Assets	1,589	(8,501)	216	142
Financial Income (Expenses), Net	97	8	(6)	(30)
Profit (Loss) before Taxes on Income	(4,535)	2,666	(1,212)	(679)
Taxes on Income	(84)	(75)	(2)	(11)
Net Income (Loss) Attributable to Common Stockholders	$(4,619)	$2,591	$(1,214)	$(690)

The accompanying notes are an integral part of these consolidated financial statements.

ENIGMA MPC INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Retained	Total Stockholders’
	Number	Amount	Earning	Equity
Balance as of February 28, 2018	3,714,085	*	80	80
Net Income	-	-	2,591	2,591
Balance as of February 28, 2019	3,714,085	*	2,671	2,671
Net Loss (as restated)	-	-	(4,619)	(4,619)
Balance as of February 29, 2020 (as restated)	3,714,085	*	(1,948)	(1,948)

	Three Months Ended May 31, 2019
	(unaudited)
	Common Stock		Retained	Total Stockholders’
	Number	Amount	Earning	Equity
Balance as of March 1, 2019	3,714,085	*	2,671	2,671
Net Loss (as restated)	-	-	(690)	(690)
Balance at May 31, 2019 (as restated)	3,714,085	*	1,981	1,981

	Three Months Ended May 31, 2020
	(unaudited)
	Common Stock		Retained	Total Stockholders’
	Number	Amount	Earning	Equity
Balance as of March 1, 2020 (as restated)	3,714,085	*	(1,948)	(1,948)
Net Loss (as restated)	-	-	(1,214)	(1,214)
Balance at May 31, 2020 (as restated)	3,714,085	*	(3,162)	(3,162)

(*)	Represents an amount lower than $1 thousands.

The accompanying notes are an integral part of these consolidated financial statements.

ENIGMA MPC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars in Thousands)

	Year Ended	Year Ended	Three Months	Three Months
	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
	(as restated)		(as restated)
			(unaudited)
	In Thousands	In Thousands	In Thousands
Cash Flows from Operating Activities:
Net Income (Loss)	$(4,619)	$2,591	$(1,214)	$(690)
Depreciation	22	20	3	-
Deferred Revenue of Digital Assets	-	(21,088)	-	-
Impairment of Digital Assets	(208)	5,548	-	(208)
Realized Gain (loss) on Sale of Digital Assets	(1,589)	8,501	(216)	(142)
Finance expenses net	-	44	-	-
Issuance of digital assets as compensation for redemption of Loan	-	(876)	-	-
Changes in Assets and Liabilities:
Other Current Assets	(1,235)	19,163	978	18
Trade Payables	(62)	336	(22)	(95)
Accrued Liabilities	806	(504)	(571)	(80)
Net Cash from (used in) Operating Activities	(6,885)	13,735	(1,042)	(1,197)
Cash Flow from Investing Activities:
Proceeds from Sale of Digital Assets	3,302	-	496	855
(Providing) Redemption of Loan to a Related Party	(366)	-	12	-
Purchase of Property, Plant & Equipment	(3)	(103)	-	(2)
Net Cash (used in) provided by Investing Activities	2,933	(103)	508	853
Cash Flow from Financing Activities:
Redemption of Convertible Loan	-	(837)	-	-
Government Loan Program	-	-	103	-
Net Cash (used in) provided by Financing Activities	-	(837)	103	-
Increase (Decrease) in Cash & Cash Equivalents	(3,952)	12,795	(431)	(344)
Cash & Cash Equivalents at the Beginning of the Period	14,402	1,607	10,451	14,402
Cash and Cash Equivalents at the End of the Period	$10,450	$14,402	$10,020	$14,058

Supplemental Disclosures of Cash Flow Information:
Cash Received for Interest	$30	$3	$1	$1
Cash Paid for Income Taxes	$29	$477	$-	$7

The accompanying notes are an integral part of these consolidated financial statements.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Operations

A.	General

Enigma MPC Inc., (“The Company” or “Enigma”) was incorporated in Delaware, USA with the goal of changing and improving the way that data is shared, aggregated and monetized through the use of privacy preserving computation technologies. The Company’s business is to facilitate global adoption and usage of decentralized technologies.

In order to raise money to fund the development of the Catalyst and the Enigma Data Marketplace (Catalyst and Enigma Data Marketplace together – the “Enigma Network”), the Company sold digital tokens (“ENG Tokens”) in an initial coin offering (“ICO”) through its wholly owned subsidiary in the Cayman Islands, Enigma ENG International, (the “Cayman Subsidiary”), which was incorporated in 2017. From June to September 11, 2017, the Company sold approximately 75 million ENG Tokens in exchange for Bitcoin or Ether in two phases. In the first phase, $48 million ENG Tokens were sold pursuant to Simple Agreements for Future Tokens (“SAFT”) for aggregate proceeds of approximately $25 million. These ENG Tokens were sold at an approximate 10% discount relative to the ENG Tokens sold in the second phase. In the second phase, on September 11, 2017, the Company conducted a one-day crowd sale and sold 27 million ENG Tokens at a price of $0.60 per token, for aggregate proceeds of approximately $17 million. The total proceeds received from the ICO were approximately $42 million. The ENG Tokens were delivered to the purchasers in October 2017.

In addition to the Cayman Subsidiary, the Company has a wholly owned Israeli subsidiary, Enigma Lab Ltd. (the “Israeli Subsidiary”), which was incorporated in January 2018.

At the time of the ICO, the Company’s goals were for ENG Tokens to serve as a way to incentivize and monetize data curation on the Enigma Network.

The Company represented to the purchasers of ENG Tokens through SAFTs that it expected that a substantial portion of the proceeds from the ICO would be used to fund the development of the Enigma Network. In a discussion of expected use of proceeds included in a private placement memorandum (“PPM”) provided to purchasers through SAFTs, the Company estimated that the funds raised would be used approximately as follows – (i) product and technology development – 60% (ii) operations – 15% (iii) marketing – 10% and (iv) legal and administrative – 5%. The PPM also stated that the Company reserves the right to modify its use of proceeds at its discretion, and that all estimates provided are subject to change.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The terms of sale of the ENG Tokens which every purchaser accepted state, among others, that the ownership of ENG Tokens carries no rights, express or implied, other than the right to enable usage of and interact with the Enigma Network, if successfully completed and deployed. In particular, purchasers accept that ENG Tokens do not represent or confer any ownership right or stake, share or security or equivalent rights, or any right to receive future revenue shares, intellectual property rights or any other form of participation in or relating to the Enigma Network, and/or the Company and its corporate affiliates, other than rights relating to use of the Enigma Network, subject to limitations and conditions stated in the terms of sale.

The ENG Tokens do not pay interest and have no maturity date. The ENG Tokens confer only the right to usage with the Enigma Network and confer no other rights of any form with respect to the Company, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

Based on the above, the Company has determined that the issuance of ENG Tokens in the ICO represented an implied obligation to perform research and development services and therefore accounts for the proceeds received in the ICO in accordance with ASC 730-20, Research and Development Arrangements. Pursuant to ASC 730-20, all proceeds received from the ICO are recorded as deferred revenues. Due to the difficulty at the time of the ICO in estimating the timing and success of outcome of the development of the Enigma Network, all development cost are expensed as incurred.

Deferred revenues are recognized as income over the period of development in an amount equal to the operational expenditures incurred with no profit margin (net 0), until the completion of the development.

During the years 2017-2018, the company developed and completed Catalyst and the Enigma Data Marketplace (collectively, the “Enigma Network”). The development of the Enigma Network was completed and functioning as of February 28, 2019. Accordingly, the Company believes that it has completed all of its implied obligation to perform the research and development services. Therefore, there is currently no requirement to defer any revenue, and any remaining balance of the ENG Token liability subsequent to the Claims Form Deadline will be recorded as income immediately up to the estimated total claims as described in note 1B.

As of February 28, 2019, the Enigma Data Marketplace and Catalyst were live.

Concurrently, and throughout 2019, the company also developed the Enigma Protocol. All of these products were designed to support ENG Tokens. Since the beginning of 2020, the company has ceased development of the Enigma protocol, and has been focusing on supporting the development of the Secret Network. The Secret Network was originally launched In February 2020, by the Company together with an initial group of 20 other independent parties (the Secret Network Community), consisting of cryptocurrency and privacy enthusiasts and entities, including funds, companies that offer professional staking service providers (validators), exchanges and companies building products in the cryptocurrency ecosystem. Launching the Secret Network was a technical process in which the network’s Genesis Block was signed by all participants in the Secret Network Community. The Secret Network shares a mission with the previously developed Enigma Protocol, a prior initiative undertaken by us to enable “secret” contracts on blockchain technology.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B. Settlement of U.S. Securities and Exchange Commission (“SEC”) Administrative Proceeding

In February 2020, the Company reached a settlement with the SEC (the “Settlement”) related to the issuance of the ENG Tokens in the ICO, as described A above. As part of the Settlement, the Company has agreed to administer a claims process available to those who purchased ENG Tokens from the Company before and up to September 11, 2017. Such purchasers who elect to participate and timely submit a completed claims form along with certain required supporting documentation will be permitted to tender their ENG Tokens to the Company in exchange for payment of the consideration paid for the ENG Tokens, plus interest thereon, less the amount of any income received thereon. If the purchaser of the ENG Tokens no longer owns the ENG Tokens that were purchased in the ICO, the purchaser is entitled to claim for any damages incurred. Pursuant to the terms of the Settlement, ENG holders that wish to participate in the claims process have until the earlier of three months from the date that the SEC’s Division of Corporation Finance notifies the Company that it has completed its review of the Company’s registration statement on Form 10 (the “Form 10) has been concluded or six months from the effective date of the Form 10 (the “Effective Date and the “Claims Form Deadline,” respectively. Payment by the Company of all substantiated claims is required within three months Claims Form Deadline (“Final Payment Date”).

The total maximum claim could be up to $42 million, which is the equivalent of our net proceeds from the ICO, including the pre-sale, after discounts, however, this maximum claim amount assumes that all ICO participants still hold the ENG Tokens or sold at a loss. Based on the ENG Token market the Company knows that some of the $42 million ENG Tokens sold at the ICO have since been sold at a profit.  Accordingly, in exercising a prudent approach, as of the end of the reporting periods presented herein, the Company has recorded a liability for the estimated of claims of $24.9 million (the “ENG Token Liability”). All payments by the Company of substantiated claims pursuant to the terms of the Settlement will be offset against the ENG Token Liability.

Based on current cash and value of intangible assets the company may have a sufficient amount of cash or cash equivalents on hand, and all valid refund claims will be paid in full. If the company does not have the sufficient amount of cash on hand or cash from the sale of cash equivalents to pay all valid refund claims, depending on the cash shortfall, the company may seek other funding options.

If the company has a sufficient amount of cash or cash equivalents on hand, all valid refund claims will be paid in full. If the company will not have a sufficient amount of cash on hand or cash from the sale of cash equivalents to pay all valid refund claims, depending on the cash shortfall, the company may seek funding from potential investors or any other available resources. In case of shortfall, the company intend to partially pay all valid refund claims, on a pro rata basis, until the company can obtain additional cash to cover all valid payments, in full, and all unpaid amounts will continue to accrue interest until paid in full. There can be no guarantee that that company will ever seek additional financing and that if it does, that such additional financing (whether debt or equity) will be available to on favorable terms. If the company is required to seek additional financing or sell assets that we hold, this could result in significant expenses to the company and have a material adverse effect on the financial position.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to Israel and the United States, and infections have been reported globally. Many countries around the world, including in Israel, have significant governmental measures implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. These measures have resulted in work stoppages and other disruptions. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could have a material adverse impact on our operations and workforce, including our marketing and sales activities and ability to raise additional capital, which in turn could have a material adverse impact on our business, financial condition and results of operation

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) as determined by Financial Accounting Standards Board (the “FASB”) within its Accounting Standards Codification (“ASC”) and under the rules and regulations of the SEC.

Effective January 1, 2017, the Company changed its fiscal year end from December 31 to February 28. Therefore fiscal 2018 includes the period from March 1, 2018 to February 28, 2019 (“Fiscal 2018”) while fiscal 2019 includes the period from March 1, 2019 to February 29, 2020 (“Fiscal 2019”).

Principles of Consolidation

The accompanying consolidated financial statements includes the accounts of the company and its owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The Company is not involved with variable interest entities.

The Company fully owns in Enigma MPC Inc. (“Cayman subsidiary”) and Enigma Labs Ltd (“Cayman subsidiary”); accordingly, the Company consolidates these entities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s financial statements includes the revenue recognition. ENG Token Liabilities claims process provision and deferred tax valuation allowance.

Foreign Currency

A substantial portion of the Company’s financing activities, including equity transactions and cash investments, are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. For subsidiaries that are primarily a direct and integral component or extension of the parent entity’s operations, the U.S. dollar is the functional currency.

The Company has determined the functional currency of its foreign subsidiaries is the U.S. Dollar.  The foreign operation is considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiary are dependent on the economic environment of the U.S. Dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ACS”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market instruments.

With respect to the Cash and Cash Equivalents, the concentration and minimization of credit risk is facilitated by maintaining cash and cash equivalents with institutions of sound financial quality. At times, cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation.

Receivables and Allowance for Doubtful Accounts

Receivables are recorded at the owed amount, net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its receivables and adjusts credit limits based upon payment history and the customer’s current credit worthiness; and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions.

Concentrations of Credit Risk and Off-Balance Sheet Risk

The Company is subject to concentration of credit risk with respect to their cash and cash equivalents, which the Company attempts to minimize by maintaining cash and cash equivalents with institutions of sound financial quality. At times, cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the funds are held. The Company has no financial instruments with off-balance sheet risk of loss.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

ASC 606 prescribes a 5-step process to achieve its core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

Based on the Note 1, the Company has determined that the issuance of ENG Tokens in the ICO represented an implied obligation to perform research and development services and therefore accounts for the proceeds received in the ICO in accordance with ASC 730-20, Research and Development Arrangements. Pursuant to ASC 730-20, all proceeds received from the ICO are recorded as deferred revenues. Due to the difficulty at the time of the ICO in estimating the timing and success of outcome of the development of the Enigma Network, all development cost are expensed as incurred.

Deferred revenues are recognized as income over the period of development in an amount equal to the operational expenditures incurred with no profit margin (net 0), until the completion of the development.

The following tables demonstrates the movement in the deferred revenue.

Balance at March 1, 2018	$21,087
Service provide in exchange of digital token (Enigma)	1,210
Revenue Realized	(22,297)
Balance at February 28, 2019	-
Revenue Realized	-
Balance at May 20, 2020 (unaudited)	$-

Pursuant to the Settlement Agreement (as defined and described further in Note 1B), the Company is obligated to refund amounts raised for the purpose of developing the Enigma project if valid claims are submitted and may incur other fines and penalties. The Company determined that the Settlement Agreement represented a contract modification, in accordance with ASC 606-10-25-11, as the terms were considered enforceable. The Company determined such revisions were enforceable in September 2017 based on ongoing negotiations initially with ultimately with the SEC that resulted in the final Settlement Agreement being executed on February 2020. The contract modification did not add any new services to the performance obligation to develop the Enigma project. Therefore, and in accordance with ASC 606-10-25-13(b), the Company has accounted for the contract modification as if it were part of the existing contractual arrangement that has been partially satisfied and the requirement to potentially refund some of the Enigma Project development services consideration received. Accordingly, it has and will continue to defer recognition of revenue up to the estimated maximum claim of $24.8M until the uncertainty of determining the amount of the refund liability is resolved. The company believes that aside from the estimated full refund amounts it has completed all the Enigma project obligation as of February 28, 2019 and therefore recognized all of its ICO revenue.

Accrued Post-Employment Benefit

Under Israeli employment laws, employees of the Company are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to monthly payments made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $55 thousands and $38 thousands for the year ended February 28, 2019 and February 29, 2020, respectively.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. With the exception of the claims process as described in Note 1B as of February 29, 2020 and February 28 2019, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Distinguishing Liabilities from Equity

The Company relies on the guidance provided by ASC 480, Distinguishing Liabilities from Equity, to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet. The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

The Company records its financial instruments classified as liability, temporary equity or permanent equity at issuance at the fair value, or cash received.

The Company records its financial instruments classified as liabilities at their fair value at each subsequent measurement date. The changes in fair value of these financial instruments are recorded as other expense/income.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments:

The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, “Fair Value Measurement.” Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:    Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:    Unobservable inputs are used when little or no market data are available.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

Computers and software	33%
Office furniture and equipment	7%

Impairment of Long-term Assets

The Company evaluates the recoverability of tangible and intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Comprehensive Loss

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adoption of Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In addition, new and enhanced disclosures are required. The Company adopted the new standard on January 1, 2017, using the full retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This standard provides guidance for eight cash flow classification issues in current GAAP. The Company adopted the new standard on January 1, 2017 and the adoption did not have a material impact on the Company’s consolidated statement of cash flows.

Recent Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) which supersedes ASC 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use asset and a lease liability on their balance sheets for all the leases with terms greater than twelve months. Based on certain criteria, leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the income statement. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements that allows entities to apply the provisions of the new standard at the effective date (e.g. January 1, 2019), as opposed to the earliest period presented under the modified retrospective transition approach (January 1, 2017) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The modified retrospective approach includes a number of optional practical expedients primarily focused on leases that commenced before the effective date of Topic 842, including continuing to account for leases that commence before the effective date in accordance with previous guidance, unless the lease is modified. The Company will adopt the provisions of ASU 2016-02, as amended, on October 1, 2019 and currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets. Upon the adoption of Topic 842, the total assets and total liabilities that the Company reports relative to such amounts will increase as compared to prior to adoption.

Note 3 – Restatement of Previously Issued Financial Statements

The Company has restated its consolidated financial statements for Fiscal 2019 and the three months ended May 31, 2020 and 2019. The nature and impact of these adjustments are described below and detailed in the tables below.

Impairment Costs

The Company identified an error as a result of applying incorrect accounting guidance for the reversal of impairment in its previously reported Consolidated Balance Sheets. The error resulted in an over statement of impairment reversal income in the amount of $3,049 thousand for Fiscal 2019 and $336 thousand and $4,067 thousand in the three month that ended in May 2020 and 2019, respectively.

The effects of these errors on the Company’s previously reported balance sheets as follows:

	Originally reported		Adjustments		Restated
	February 29,	May 31,	February 29,	May 31,	February 29,	May 31,
	2020	2020	2020	2020	2020	2020
ASSETS
Current Assets:
Digital Assets	13,589	13,664	(3,049)	(3,385)	10,540	10,279
Total Current Assets	27,395	26,029	(3,049)	(3,385)	24,346	22,644

Accumulated Deficit	1,101	223	(3,049)	(3,385)	(1,948)	(3,162)
Total Stockholders’ Equity (deficit)	1,101	223	(3,049)	(3,385)	(1,948)	(3,162)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)	$27,468	$26,100	$(3,049)	$(3,385)	24,419	$22,715

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of these errors on the Company’s previously reported statement of operations as follows:

	Originally reported			Adjustments			Restated
	Year Ended	Three Months	Three Months	Year Ended	Three Months	Three Months	Year Ended	Three Months	Three Months
	February 29,	May 31,	May 31,	February 29,	May 31,	May 31,	February 29,	May 31,	May 31,
	2020	2020	2019	2020	2020	2019	2020	2020	2019
	In thousands	In thousands	In thousands	In thousands	In thousands	In thousands	In thousands	In thousands	In thousands
		(unaudited)			(unaudited)			(unaudited)
Revenue	$512	$-	$88	$-	$-	$-	$512	$-	$88
Operating Expenses:				-	-	-
Research and Development	3,256	1,047	517	-	-	-	3,256	1,047	517
General Marketing and Administrative	3,185	375	570	-	-	-	3,185	375	570
Impairment of Digital Assets	(3,257)	(336)	(4,275)	(3,049)	(336)	(4,067)	(208)	-	(208)
Total Operating Expenses	$3,184	$1,086	$(3,188)	$(3,049)	$(336)	$(4,067)	$6,233	$1,422	$879
Income (Loss) from Operations	(2,672)	(1,086)	3,276	3,049	336	4,067	(5,721)	(1,422)	(791)
Other Expenses	(500)	-	-	-	-	-	(500)	-	-

Realized Gain (loss) on Sale of Digital Assets	1,589	216	142	-	-	-	1,589	216	142
Financial Income (Expenses), Net	97	(6)	(30)	-	-	-	97	(6)	(30)
Loss before Taxes on Income	(1,486)	(876)	3,388	3,049	336	4,067	(4,535)	(1,212)	(679)
Taxes on Income	(84)	(2)	(11)	-	-	-	(84)	(2)	(11)
Net Income (Loss) Attributable to Common Stockholders	$(1,570)	$(878)	$3,377	$3,049	$336	$4,067	$(4,619)	$(1,214)	$(690)

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of these errors on the Company’s previously reported statement of cash flows as follows:

	Originally reported			Adjustments			Restated
	Year Ended	Three Months	Three Months	Year Ended	Three Months	Three Months	Year Ended	Three Months	Three Months
	February 29,	May 31,	May 31,	February 29,	May 31,	May 31,	February 29,	May 31,	May 31,
	2020	2020	2019	2020	2020	2019	2020	2020	2019
		(unaudited)			(unaudited)			(unaudited)
	In thousands
Cash Flows from Operating Activities:
Net Loss	$(1,570)	(878)	$3,377	3,049	336	$4,067	(4,619)	(1,214)	$(690)

NOTE 4 - Property and Equipment, net

Property and Equipment, net consists of the following:

	February 29, 2020	February 28, 2019	May 31, 2020
			(unaudited)
	(In Thousands)
Cost:
Computers and Software	23	21	23
Office Furniture and Equipment	96	96	96
Less: Accumulated Depreciation	(46)	(24)	(48)
Property and Equipment, net	$73	$93	$71

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 –Other Current Assets

Other Current Assets consisted of the following:

	February 29,	February 28,	May 31,
	2020	2019	2020
			(unaudited)
	(In Thousands)
Receivables for sales of Digital Asset	1,193	1,193	1,193
Tax authorities	430	426	437
Due from Employees	31	100	50
Prepaid Expenses	1,315	15	311
TOTAL	$2,969	$1,734	$1,991

Note 6 - Digital Assets

Digital Assets held by the Company consist of primarily Ether and Bitcoin (the “Digital Assets”) and are included in current assets in the consolidated balance sheets. Due to the lack of authoritative GAAP guidance, the Company has determined its Digital Assets to be akin to intangible assets and are accounted in such manner. As intangible assets, Digital Assets are initially measured at cost.  Since there is no limit on the useful life of the Company’s Ether and Bitcoin, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization. Instead they are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it’s more likely than not that the asset is impaired. As a result of the aforementioned, the Company will only recognize decreases in the value of its Ether and Bitcoin, and any increase in value will be recognized upon disposition. Ether and Bitcoin are traded on exchanges in which there are observable prices in an active market, the Company views a decline in the quoted price below the cost to be an impairment indicator. The quoted price and observable prices, for Ether and Bitcoin, are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

When the Company evaluates its Ether and Bitcoin for impairment under ASC 350, Intangible – Goodwill and Other, each acquisition of Ether and Bitcoin is considered a separate unit of account. The Company tracks the cost of each unit of Ether and Bitcoin when received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

Realized gain (loss) on sale of Digital Assets is included in other income (expense) in the consolidated statements of operations, while impairment of Digital Assets is included in operating expenses because of the nature of the assets.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Digital Assets during Fiscal 2018, 2019 and 2020 were as follows:

	Ether	Bitcoin	ZEC	XLM	XRP	Total
Balance at March 1, 2018	$14,992	$11,118	$-	$-	$-	$26,110
Purchase of digital assets	$2,471	$160	$418	$209	$782	$4,040
Sale of digital assets	$(6,443)	$(6,113)	$-	$-	$-	$(12,556)
Impairment	$(4,809)	$(531)	$(52)	$(60)	$(96)	$(5,548)
Balance at February 28, 2019	$6,211	$4,634	$366	$149	$686	$12,046
Purchase of digital assets	$337	$1,521	$-	$-	$-	$1,858
Sale of digital assets	$(835)	$(1,328)	$(418)	$(209)	$(782)	$(3,572)
Impairment (as restated)	$-	$-	$52	$60	$96	$208
Balance at February 29, 2020 (as restated)	$5,713	$4,827	$-	$-	$-	$10,540
Sale of digital assets	$(150)	$(111)	$-	$-	$-	$(261)
Balance at May 31, 2020 (as restated)	$5,563	$4,716	$-	$-	$-	$10,279

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Other Current Liabilities

Other Current Liabilities consisted of the following:

	February 29,	February 28,	May 31,
	2020	2019	2020
			(unaudited)
	(In Thousands)
Accrued Expenses	1,084	112	526
Government Payment Protection Loan	-	-	103
Employee Payables	16	182	3
TOTAL	1,100	294	632

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Common Stock

Common Stock

On August 24, 2015, the Company approved its subscription agreements with its founding stockholders, according to which the Company issued 6,000,000 shares of Common Stock for no monetary consideration. During 2016 the Company repurchased 2,481,567 shares from one of its founders, currently there are 3,714,085 shares.

	February 29,	February 28,	May 31,
	2020	2019	2020

Shares of USD 0.0001 par value:
Common Stock Outstanding	3,714,085	3,714,085	3,714,085
Common Stock Authorized	10,000,000	10,000,000	10,000,000

Equity Compensation Plan Information

Under the Company’s 2016 Stock Plan, the Company is authorized to issue 776,503 options to purchase shares of common stock. The Awards may be granted to our officers, outside directors, employees and consultants or the officers, directors, employees and consultants of the subsidiaries. There are currently no outstanding options.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Contingent Liabilities

Operating Leases

The Company is obligated under an operating lease agreement for office space, which expired on October 31, 2019. Rent expense incurred under this lease was $68 thousands and $64 thousands during Fiscal 2019 and Fiscal 2018.

There are no Future minimum payments due under the Company’s operating lease as it has been terminated.

Legal Proceedings

See note 1B for Settlement with SEC and Claims Process.

Note 10 - Income Taxes

The Company records income tax expense related to profits realized in the United States Cayman Island, and realized by its subsidiary in Israel.

United States:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”), a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes, most of which are effective for tax years beginning after December 31, 2017, include several key tax provisions that might impact the Company, among others: (I) a permanent reduction to the statutory federal corporate income tax rate from 35% (top rate) to 21% (flat rate) effective for tax years beginning after December 31, 2017 (II) a new tax deduction in the amount of 37.5% of “foreign derived intangible income” that effectively reduces the federal corporate tax on certain qualified foreign derived sales/licenses/leases and service income in excess of a base amount to 13.125% (as compared to the regular corporate income tax rate of 21%);

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(III) Stricter limitation on the tax deductibility of business interest expense; (IV) a shift of the U.S. (V) taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base); a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate; (VI) a one-time transition tax imposed on untaxed foreign earnings of certain specified foreign corporations by deeming those earnings to be repatriated. Foreign earnings held in the form of cash and cash equivalents are taxed at 15.5%, and the remaining earnings are taxed at 8% and (VII) an expansion of the U.S. controlled foreign corporation (“CFC”) anti-deferral treatment starting with the CFC’s first tax year beginning in 2018 intended to tax in the U.S. as “global intangible low-taxed income” (“GILTI”).

The Company recorded loss from continuing operations, before taxes on income for the period indicated as follows (in thousands):

	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
	(as restated)		(as restated)	(as restated)
Domestic	$(6,624)	(4,360)	(1,427)	(1,033)
Foreign	2,089	7,026	215	354
Income (loss) before income taxes	$(4,535)	2,666	(1,212)	(679)

	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
Current:			(unaudited)
Federal	$13	$-	-	3
State	1	1	-
Foreign	70	74	2	8
	$84	75	2	11
Deferred:
Federal	-	-	-	-
State	-	-	-	-
Foreign	-	-	-	-
	$-	-	-	-
Income Tax Expense	$84	75	2	11

The effective income tax rate differed from the amount computed by applying the federal statutory rate to our loss before income taxes as follows:

	February 29,	February 28,	May 31,	May 31,
	2020	2019	2020	2019
(unaudited)
U.S. Federal Tax Provision at Statutory Rate	0%	0%	0%	0%
State and Local Tax, net of Federal Benefit	-	-	-	-
Foreign Rate Differences	-	-	-	-
Non-Deductible Stock Compensation	-	-	-	-
Section 951A GILTI	-	-	-	-
Effect of other Permanent Differences	-	-	-	-
Uncertain Tax Positions	-	-	-	-
Change in Valuation Allowance	-	-	-	-
Federal Tax Reform Rate Change	-	-	-	-
Other Adjustments	(5%)	3%	0%	0%
Effective tax rate	(5%)	3%	(0%)	0%

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	February 29,	February 28,	May 31,
	2020	2019	2020
			(unaudited)
Deferred tax Assets:
Federal Net Operating Loss Carryforwards	-	10,500	-
Total Deferred Tax Assets	-	10,500	-
Valuation Allowance	-	(10,500)	-
Net Deferred Tax Assets	-	-	-

As of February 29, 2020, the Company has provided a no valuation allowance in respect of the Company’s deferred tax assets resulting from tax loss carry forwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain.

Available Carry forward Tax Losses

As of February 29, 2020, the Company has no accumulated federal tax loss carry forward.

Utilization of the U.S. net operating losses above may be subject to substantial annual limitations due to the “change in ownership” provisions of Internal Revenue Code Section 382 and similar state provisions. For net operating losses that are subject to expiration, the annual limitation may result in the expiration of such net operating losses before utilization.

Uncertain Tax Positions

The Company has reviewed the tax positions taken, or to be taken, in our tax returns for all tax years currently open to examination by a taxing authority. As of February 28, 2019 and February 29, 2020, the Company has not recorded an uncertain tax position liability.

The Company remains subject to examination until the statute of limitations expires for each respective tax jurisdiction. The statute of limitations is currently open for 2017 and 2018 for all tax jurisdictions.

Israel:

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2018 and 2019. Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rates as described above.

ENIGMA MPC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Related Party Transaction

During Fiscal 2018 and Fiscal 2019, the Company paid $494 and $105 respectively to a major shareholder and Company’s Chief Executive Officer.

On September 12, 2019, the Company entered into a services agreement, or the Services Agreement, with a company owned by a major shareholder and Chief Executive Officer, Chief Technology Officer, President and Director, (“the service provider”) to provide research and development services to us for a total consideration of NIS 3,250 (approximately $922 thousands). The Services Agreement ended at the end of fiscal year of 2019.

Additionally, the Company entered into a Non-recurring Engineering, or NRE, Funding Agreement, or the NRE Agreement, pursuant to which the same service provider performs blockchain technology development work which is funded by the Company based on an NRE model. The NRE Agreement provides that we will fund The service provider’s research and development expenses, dedicated capital expenditures, non-recurring engineering costs, and third party costs, or Project Expenditures, targeted at developing the project described in the development plan attached to the NRE Agreement, or the Development Plan, during the period starting on January 1, 2020, and ending on June 30, 2022, or the Funding Period. The Development Plan concentrates on the development of the Secret Network infrastructure in four development phases. The total estimated amount of Project Expenditures which we will fund and remit to Service Provider during the Funding Period is expected to be NIS 38,650 (approximately $11,300 thousands)  which is paid in quarterly instalments, except for the first payment which includes an advance payment of two quarters. In addition to the general business interests that the Company have in supporting the development of the Secret Network, in consideration for funding provided to Gamma, we received from Gamma 10,000,000 SCRT Tokens. We recognized $686 thousands in Fiscal year 2019 and $ 1,029 thousands in the three months that ended May 31, 2020 based on the total consideration equally amortized over the 30 month period of the agreement.

In addition, during the period that commenced on the date of signing the NRE Agreement and ending on March 31, 2023, the Company shall be entitled to purchase from Gamma up to 15,000,000 SCRT Tokens at a purchase price equal to 80% of the fair market value (as disclosed in of the SCRT Tokens on the date of purchase.

Loan to Chief Product Officer

On September 6 and October 31, 2019 and on January 11, 2020, the Company provided a loan, or the Loan, in three instalments, or, each, an Instalment, for an aggregate Loan amount of $367,500, to the Chief Product Officer and a co-founder of the Company. Each Installment bore interest at a rate of 2.5% per annum and was scheduled to mature on the seven-year anniversary of the Installment. As of September 16, 2020, all principal was repaid to the Company.

Note 12 –Subsequent Event

1.	Please see note 11 for Non-recurring Engineering signed September 1, 2020.

2.	In July 2020, as part of a confidential settlement and release agreement with a former shareholder of the Company, the shareholder forfeited 518,433 shares, and the Company agreed to pay $1 million and 3,000,000 SCRT tokens.